
15005746

ORIGINAL

As filed with the Securities and Exchange Commission on March 19, 2015
File No. 24-10058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
MAR 1 9 2015
WASH, D.C. 201 SECTION

POST-QUALIFICATION AMENDMENT NO. 14 TO FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

DELHI BANK CORP.
(Exact name of issuer as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

124 Main Street
Delhi, New York 13753
(855) 413-3544
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Mr. Robert W. Armstrong
President and Chief Executive Officer
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(855) 413-3544
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Christina M. Gattuso, Esq.
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005
(202) 508-5800

6712
(Primary Standard Industrial Classification Code Number)

14-1777653
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

(a) Directors of Delhi Bank Corp.

Andrew F. Davis III, Chairman of the Board
Robert W. Armstrong, Director
Michael E. Finberg, Director
Peter V. Gioffe, Director
Bruce J. McKeegan, Director
Ann S. Morris, Director
Paul J. Roach, Director

The business address of each director is:

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(b) Officers of Delhi Bank Corp.

Robert W. Armstrong, President and Chief Executive Officer
Peter V. Gioffe, Vice President and Controller
Gretchen E. Rossley, Vice President of Administration
Terry Mostert, Vice President of Customer Service
Bryan Boyer, Vice President, Senior Trust Officer

The business address of each officer is:

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(c) Not applicable.

(d) CEDE & Co., the nominee of the Depository Trust Co., 55 Water Street, New York, New York 10041 and The Delaware National Bank of Delhi Employee Stock Ownership Plan, c/o The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753, are record owners of 5 percent or more of Delhi Bank Corp.'s common stock, par value $1.00.

(e) The issuer is not aware of any beneficial owners of 5 percent or more of any class of its equity securities.

(f) There are no promoters in connection with this offering.

(g) The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753, is a wholly owned subsidiary of Delhi Bank Corp. Delaware National Realty Corp. is a wholly owned subsidiary of The Delaware National Bank of Delhi.

(h) Counsel to Delhi Bank Corp. is:

Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005

(i) There are no underwriters in connection with this offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application of Rule 262

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) No securities are to be offered by underwriters, dealers or salespersons in connection with this offering.

(b) The common stock to be offered by Delhi Bank Corp. pursuant to the Company's Dividend Reinvestment Plan will be offered to Delhi Bank Corp.'s existing security holders, who reside in the States of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Mexico, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington. The Dividend Reinvestment Plan and any shares sold by Delhi Bank Corp. pursuant to such Plan are being offered to existing security holders of Delhi Bank Corp. by delivery of the Offering Circular by U.S. Mail.

Item 5. Unregistered Securities Issued or Sold Within One Year

None.

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings.

Item 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered, or for withholding commissions.

Purchases and sales of Delhi Bank Corp. common stock in the open market are processed by the brokerage firm of Raymond James Financial, Inc., who has agreed to be a market maker for Delhi Bank Corp. common stock.

(b) No underwriter will be used in connection with this offering.

Item 8. Relationships with Issuer Experts Named in Offering Statement

Baker Tilly Virchow Krause, LLP is Delhi Bank Corp.'s independent registered public accountants. Baker Tilly Virchow Krause, LLP is not employed by Delhi Bank Corp. on a contingent basis nor does Baker Tilly Virchow Krause, LLP have a material interest in Delhi Bank Corp. or its subsidiary.

Item 9. Use of Solicitation of Interest Document

There will be no use of a solicitation of interest document in connection with this offering.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR

DELHI BANK CORP.
124 Main Street
Delhi, New York 13753
(855) 413-3544

OFFERING
162,000 Shares of Common Stock

We are offering to our stockholders residing in the State of New York and certain other states shares of our common stock through participation in a Dividend Reinvestment and Optional Cash Purchase Plan (the "Plan").

We are authorized to issue up to 393,750 shares of our common stock under the Plan. The number of shares authorized under the Plan increased from 262,500 to 393,750 upon completion of a three-for-two stock split of Delhi Bank Corp. common stock, declared by Delhi Bank Corp on December 18, 2009 and paid on December 30, 2009. The maximum amount of common stock that we may issue or sell, from time to time, under the Plan, is subject to a maximum limitation which limits the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, to no more than $5.0 million in any 12 month period. On January 23, 2014 the Securities and Exchange Commission proposed rule amendments to Regulation A to implement Section 401 of The Jumpstart Our Business Startups ("JOBS") Act to increase this amount to $50 million. The proposed rule amendments are not yet final and are subject to a 60-day public comment period. The aggregate offering price for all securities sold under the Plan over the 12 month period prior to the date of this offering circular was approximately $601,579. In order to comply with this requirement and taking into account the number of shares that have been sold over the prior 12 month period under the Plan, the number of shares that we are authorized to issue under the Plan is currently 162,000 shares. The Plan provides our stockholders with a convenient and economical way to purchase additional shares of our common stock by reinvesting the dividends paid on such shares. Stockholders may also make voluntary quarterly cash payments to purchase additional shares of common stock under the Plan. The Plan is intended to benefit long-term investors who wish to increase their investment in our common stock.

The Delaware National Bank of Delhi, a wholly owned subsidiary of Delhi Bank Corp. and our transfer agent, will act as the Plan Administrator and purchase shares of our common stock directly from us at fair market value, in the open market, or in negotiated transactions to fund the Plan. Our common stock is quoted on the OTC Markets under the symbol "DWNX." As of March 16, 2015, the market price per share of the common stock was $27.00.

	Price to Public (1)	Proceeds to Issuer or Other Person (2)(3)(4)
Per Share of Common Stock, Par Value $1.00 Per Share	$27.00	$27.00
Total (162,000 shares)	$4,374,000	$4,374,000

(1) Price per share is based upon the market price per share ($27.00) as of March 16, 2015. Actual price of shares purchased under the Plan will depend on the market price of our shares on the dividend investment date.

(2) The proceeds to the issuer are subject to a maximum limitation so that the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities, which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, shall not exceed $5.0 million in any 12 month period. As of the date of this offering circular, we have sold 161,648 shares under the Plan and received gross proceeds of $3,600,537 for securities sold pursuant to this offering.

(3) There are no underwriters in connection with the Plan.

(4) Does not include expenses of the Plan incurred and paid by us since implementation of the Plan in the amount of approximately $374,024.

Investment in our common stock involves risk. See "Risk Factors," beginning on page 3.

The United States Securities and Exchange Commission (the "Commission") or any state securities regulator does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

The securities offered hereby are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this offering circular is March 19, 2015.

Table of Contents

Summary

The following information is a summary of the significant terms of the Plan. You should carefully read this offering circular and the consolidated financial statements and the notes thereto, to understand fully the terms of the Plan, as well as the other considerations that are important to you in making a decision about whether to participate in the Plan. You should pay special attention to the "Risk Factors" section of this offering circular to determine whether participation in the Plan is appropriate for you. As used in this offering circular, "we," "us" and "our" refer to Delhi Bank Corp. and our wholly owned subsidiary, The Delaware National Bank of Delhi (referred to herein as The Delaware National Bank), depending on the context.

The Companies

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(855) 413-3544

We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank. Our primary business is that of The Delaware National Bank.

The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(855) 413-3544

The Delaware National Bank, a national bank, was originally chartered as a New York state bank in 1839 and converted to a national bank in 1865. We are a full-service commercial bank. We attract deposits from the general public and use those funds to originate one- to four-family residential mortgage loans and commercial real estate mortgage loans, commercial loans and consumer loans in Delaware County, New York. Additionally, we provide trust services through The Delaware National Bank's trust department. The Delaware National Bank currently operates out of its offices in Delhi, New York, Margaretville, New York, Davenport, New York and Hobart, New York and a loan production office in Oneonta, New York.

The Dividend Reinvestment and Optional Cash Purchase Plan

Securities Offered

Up to $4.4 million in aggregate principal amount of Delhi Bank Corp. common stock, par value $1.00 or a total of 162,000 shares, as adjusted for the three-for-two stock splits of the Delhi Bank Corp. common stock, paid on March 21, 2006 and December 30, 2009. To date we have sold 161,648 shares under the Plan for gross proceeds of $3,600,537.

The Dividend Reinvestment and Optional Cash Purchase Plan

We are offering shares of our common stock through participation in the Plan. In order to participate in the Plan, you must be a stockholder of the Company and a resident of one of the following states: Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Mexico, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington.

Administration of the Plan

The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., will administer the Plan.

Eligibility	All holders of record of at least one (1) whole share of our common stock who are residents of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Mexico, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington are eligible to participate in the Plan.
Participation	Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the Authorization Form and return it to us. It is important that you read carefully *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan."*
Reinvestment Dividends	Dividends will be reinvested in those months in which regular cash dividends are paid on our common stock. Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date.
Dividend Investment Date	The dividend investment date is the dividend payment date of our regular dividend. If the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.
Optional Purchases	Any optional cash payment you wish to make must not be less than $25 per investment nor may your payments total more than $5,000 per calendar quarter. You may send cash payments on a quarterly basis, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. Optional cash payments will be invested on the dividend investment date, which is the same date as the dividend payment date. You need not participate in the reinvestment option to make optional cash payments.
Source of Common Stock Purchased Under the Plan	Shares of common stock will be purchased directly from Delhi Bank Corp. and will be either authorized but unissued shares or shares held in treasury of Delhi Bank Corp. To date, all shares purchased under the Plan have been from authorized shares and shares held in our treasury.
Price of Common Stock Purchased Under the Plan	The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the OTC Markets for the four (4) weeks preceding the applicable dividend investment date.
Certificates for Shares Held Under the Plan	The Plan Administrator will hold all shares purchased for the benefit of plan participants in non-certificated (book-entry) form. Plan participants will receive an account statement showing the number of shares purchased for their account under the Plan.
Termination of Participation	Plan participants may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect. If you cease to be a stockholder of Delhi Bank Corp., you will no longer be eligible to participate in the Plan.

Risk Factors

An investment in our common stock involves a high degree of risk, including the possible loss of principal invested. You should carefully consider the following risk factors, in addition to the information contained elsewhere in this offering circular, before investing in our common stock.

Risks Related to Our Business

Our commercial real estate loan portfolio may expose us to increased lending risks.

At December 31, 2014, $29.5 million, or 30.04%, of our loan portfolio consisted of commercial real estate loans. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, since such loans generally entail greater credit risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, our commercial real estate loan borrowers may have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce profits. The primary source of our income is the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest spread and, as a result, our net interest income and net interest margin. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

Because most of our borrowers are located in Delaware County, New York, a downturn in the local economy or a decline in local real estate values could cause increases in nonperforming loans, which could hurt our profits.

A majority of our loans are secured by real estate or made to businesses in Delaware County, New York. As a result of this concentration, a downturn in the local economy could cause increases in nonperforming loans, which could hurt our profits. A sharp decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in the economy of Delaware County could have a material adverse effect on our business, including the demand for new loans, refinancing activity, the ability of borrowers to repay outstanding loans and the value of loan collateral, and could adversely affect our asset quality and net income.

Our allowance for loan losses may not be sufficient to cover actual loan losses which could adversely impact our earnings.

When borrowers default and do not repay the loans that we make to them, we may lose money. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. If our estimates and judgments regarding such matters prove to be incorrect, our allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material. Our allowance for loan losses at December 31, 2014 may not be sufficient to cover future loan losses. A large loss or series of losses could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

In addition, bank regulators periodically review our allowance for loans losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any significant increase in our allowance for loan losses or loan charge-offs that may be required by these regulatory authorities could have a material adverse effect on our financial condition and results of operations.

A return of recessionary conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our local market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the strength of the economy in the United States generally and in our market area in particular. The national economy experienced a recession from 2007 to 2011, with rising unemployment levels, declines in real estate values and erosion in consumer confidence. Dramatic declines in the U.S. housing market over the past few years, with falling home prices and increasing foreclosures, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by many financial institutions. Our local economy has mirrored the overall economy. A return of recessionary conditions or another economic downturn, an increase in levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. Most of our loans are secured by real estate or made to businesses within Delaware County, New York. As a result of this concentration, a return of recessionary conditions or another economic downturn in the local economy could result in significant increases in nonperforming loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would hurt our earnings. The economic downturn could also result in reduced demand for credit or fee-based products and services, which would negatively impact our revenues.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board, with respect to the Company, the Office of the Comptroller of the Currency, our chartering authority and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. In addition to governmental supervision and regulation, we will be subject to changes in federal and state laws, including changes in tax laws applicable to real estate investment trusts, which could affect our net operating results.

Regulation of the financial services industry is undergoing major changes, and future legislation could increase our cost of doing business or harm our competitive position.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") enacted in 2010 has created a significant shift in the way financial institutions operate and restructured the regulation of depository institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision was merged into the Office of the Comptroller of the Currency, which regulates national banks. Savings and loan holding companies are now regulated by the Board of Governors of the Federal Reserve System.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10.0 billion in assets. Banks and savings institutions with $10.0 billion or less in assets will be examined by their applicable bank regulators.

As required by the Dodd-Frank Act, the federal banking regulators have adopted new consolidated capital requirements, which will limit our ability to borrow at the holding company level and invest the proceeds from such borrowings as capital in the Bank that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

In addition to the enactment of the Dodd-Frank Act, the federal regulatory agencies have taken stronger supervisory actions against financial institutions that have experienced increased loan losses and other weaknesses. The actions include the entering into of written agreements and cease and desist orders that place certain limitations on their operations. Federal bank regulators recently have also been using with more frequency their ability to impose individual minimal capital requirements on banks, which requirements may be higher than those imposed under the Dodd-Frank Act or which would otherwise qualify the bank as being "well capitalized" under the FDIC's prompt corrective action regulations. If we were to become subject to a supervisory agreement or higher individual capital requirements, such action may have a negative impact on our ability to execute our business plans, as well as our ability to grow, pay dividends or engage in mergers and acquisitions and may result in restrictions in our operations.

Any future legislative changes could have a material impact on our profitability, the value of assets held for investment or collateral for loans. Future legislative changes could require changes to business practices or force us to discontinue businesses and potentially expose us to additional costs, liabilities, enforcement action and reputational risk.

New capital rules that were recently issued generally require insured depository institutions and their holding companies to hold more capital. The impact of the new rules on our financial condition and operations is uncertain but could be materially adverse.

In July 2013, the Federal Reserve and the OCC adopted a final rule for the Basel III capital framework. These rules substantially amend the regulatory risk-based capital rules applicable to us. The rules phase in over time beginning in 2015 and will become fully effective in 2019. The rules apply to the Company as well as to the Bank. Beginning in 2015, our minimum capital requirements will be (i) a common Tier 1 equity ratio of 4.5%, (ii) a Tier 1 capital (common Tier 1 capital plus Additional Tier 1 capital) of 6% (up from 4%) and (iii) a total capital ratio of 8% (the current requirement). Our leverage ratio requirement will remain at the 4% level now required. Beginning in 2016, a capital conservation buffer will phase in over three years, ultimately resulting in a requirement of 2.5% on top of the common Tier 1, Tier 1 and total capital requirements, resulting in a required common Tier 1 equity ratio of 7%, a Tier 1 ratio of 8.5%, and a total capital ratio of 10.5%. Failure to satisfy any of these three capital requirements will result in limits on paying dividends, engaging in share repurchases and paying discretionary bonuses. These limitations will establish a maximum percentage of eligible retained income that could be utilized for such actions.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

In addition, we provide our customers with the ability to bank remotely, including over the Internet. The secure transmission of confidential information over the Internet is a critical element of remote banking. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could materially and adversely affect us.

Additionally, financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on our business and therefore on our financial condition and results of operations.

We are subject to a variety of operational risks, environmental, legal and compliance risks, and the risk of fraud or theft by employees or outsiders, which may adversely affect our business and results of operations.

We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to attract and keep customers and can expose us to litigation and regulatory action. Actual or alleged conduct by the Bank can also result in negative public opinion about our other businesses.

If personal, non-public, confidential or proprietary information of customers in our possession were to be misappropriated, mishandled or misused, we could suffer significant regulatory consequences, reputational damage and financial loss. Such mishandling or misuse could include, for example, erroneously providing such information to parties who are not permitted to have the information, either by fault of our systems, employees, or counterparties, or the interception or inappropriate acquisition of such information by third parties.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions and our large transaction volume may further increase the risk that technical flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We also may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages, or natural disasters, disease pandemics or other damage to property or physical assets) which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that our (or our vendors') business continuity and data security systems prove to be inadequate. The occurrence of any of these risks could result in our diminished ability to operate our business (for example, by requiring us to expend significant resources to correct the defect), as well as potential liability to clients, reputational damage and regulatory intervention, which could adversely affect our business, financial condition or results of operations, perhaps materially.

Risks Related to This Offering

Issuance of shares to fund the Plan may dilute your ownership interest.

The Plan allows us to issue authorized but unissued shares to fund the Plan. The issuance by us of authorized but unissued shares pursuant to the Plan will increase the number of shares outstanding. Consequently, any increase in the number of shares outstanding pursuant to the Plan will result in a dilution of the proportionate voting rights of current stockholders and net income per share and stockholders' equity per share will decrease as a result of the additional shares outstanding. If shares are purchased in the open market by an outside administrator, there will be no dilutive effect on our stockholders. Since the inception of the Plan in August 2003, we have issued 161,648 shares, as adjusted to reflect the December 30, 2009 three-for-two stock split, from our authorized shares and our treasury shares to fund the Plan.

There is a limited market for our common stock, which may negatively affect the market price.

Our common stock is currently quoted on the OTC Markets. Purchases and sales of our common stock are being processed by the brokerage firm of Raymond James Financial, Inc., which has agreed to be a market maker for our common stock. There is no guarantee that there will continue to be a market for our common stock. You may not be able to sell all of your shares of our common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There may also be a wide spread between bid and asked price for the common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

We cannot guarantee future payment of dividends.

As a bank holding company, our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. In 2014, we declared dividends of $0.636 per share. It is the Board of Directors' present intention to continue our current dividend payment policy. There is no assurance that we will continue to pay dividends in the future or that the amount of such dividends, if paid, will equal or exceed past dividends. The payment of future dividends will depend upon The Delaware National Bank's earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory review of capital distributions in certain circumstances such as where a company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is not consistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends.

Because our common stock is not registered under the Securities Exchange Act of 1934, as amended, there is less public information about Delhi Bank Corp. available as compared to companies whose securities are registered.

We are not a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and are therefore not required to file periodic reports which contain detailed financial and other information, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other reports. We are not required to provide our stockholders with a proxy statement in compliance with Schedule 14A under the Exchange Act. As a result, there may not be current information available to the public upon which investors may base decisions to buy and sell our common stock.

In the future, if we have more than 1,200 holders of record of our common stock, we would be required to register the common stock under the Exchange Act and provide audited annual financial statements, quarterly summary financial statements, an annual report to stockholders and a proxy statement in compliance with the Exchange Act. As of December 31, 2014, we had 473 record holders of our common stock. Eligibility to participate in the Plan is limited to current stockholders residing in the States of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington. Accordingly, we do not believe that our record holders will exceed 1,200 as a result of participation in the Plan or at any time in the foreseeable future.

No interest will be paid on optional cash payments.

No interest is paid on your optional cash payments pending their investment in our common stock.

Delhi Bank Corp.
Dividend Reinvestment and
Optional Cash Purchase Plan

On April 17, 2003, our Board of Directors voted to adopt this Plan under which authorized but unissued shares of Delhi Bank Corp.'s common stock are available for issuance and sale to our stockholders who reside in the State of New York, as well as certain additional states. The Plan was amended on February 28, 2006, March 13, 2007, March 11, 2008, February 24, 2010, February 16, 2011, March 14, 2012, March 15, 2013 and March 19, 2014. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, if and when declared.

The following, in question and answer format, describes the terms and conditions of the Plan, as in effect on the date of this offering circular.

PURPOSE

1. What is the purpose of the Plan?

The purpose of the Plan is to provide participants with a simple and convenient method to buy additional shares of Delhi Bank Corp. common stock by reinvesting cash dividends and making optional cash payments. We expect that generally all Plan purchases will be directly from Delhi Bank Corp., either through original issue shares or shares we have reacquired and hold as treasury shares. To the extent that such additional shares are purchased directly from Delhi Bank Corp., we will receive additional funds to be used for general corporate purposes.

2. What are the advantages of the Plan?

(a) The Plan provides participants with the opportunity to reinvest cash dividends paid on all of their shares of common stock in additional shares of Delhi Bank Corp.'s common stock.

(b) No brokerage commissions or service charges are paid by participants in connection with any purchase of shares made under the Plan, unless such shares are purchased through open market purchases.

(c) All cash dividends paid on participants' shares can be fully invested in additional shares of Delhi Bank Corp. common stock because the Plan permits fractional shares to be credited to Plan accounts. Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

(d) Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify participants' record keeping.

ADMINISTRATION

3. Who administers the Plan?

The Delaware National Bank of Delhi (the "Bank"), a wholly owned subsidiary of Delhi Bank Corp., acts as the stock transfer agent for Delhi Bank Corp., and will administer the Plan. The Delaware National Bank, as Plan Administrator, will receive and invest your cash contributions, maintain your Plan account records, issue periodic account statements and perform other duties related to the Plan. Shares purchased under the Plan are registered in your name in non-certificated form (book-entry) and are credited to your account in the Plan. We may appoint a new third-party plan administrator at any time within our sole discretion.

You may contact the Plan Administrator by mail or telephone at the address and telephone number set forth in Question 37.

ELIGIBILITY

4. Who is eligible to participate in the Plan?

All holders of record of at least one (1) whole share of Delhi Bank Corp. common stock who are residents of the States of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington are eligible to participate in the Plan. If the shares you hold are in your own name, you may participate directly in the Plan. If your stock is registered in another party's name (*e.g.*, in a broker's "street name" or in the name of a bank nominee), you must become a stockholder of record by having the shares transferred into your name. Shares held in the name of a broker or bank nominee are not eligible for reinvestment under the Plan. Stockholders who reside in jurisdictions other than those set forth above are not eligible to participate in the Plan.

PARTICIPATION

5. How does an eligible stockholder participate?

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the enclosed Authorization Form and return it to us in the envelope provided. Additional copies of the Authorization Form will be provided from time to time to the holders of Delhi Bank Corp.'s common stock, and you may obtain one at any time by writing to Delhi Bank Corp. Dividend Reinvestment Plan, The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753.

If your shares of common stock are registered in multiple accounts, you should complete an Authorization Form for each account.

The Plan Administrator must receive a properly completed Authorization Form at least five (5) business days before a dividend record date in order for those dividends to be reinvested under the Plan. Those stockholders who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all stockholders.

6. When may an eligible stockholder join the Plan?

You may join the Plan at any time assuming your shares are registered in your name and you are a resident of the states set forth above in Question 4. If the Authorization Form is received by the Plan Administrator at least five (5) business days before the dividend record date, reinvestment of dividends will begin with that dividend payment.

7. What are the options that the Authorization Form provides?

The Authorization Form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

- **"Dividend Reinvestment"** permits you to reinvest dividends on all shares of Delhi Bank Corp. common stock, currently owned or subsequently registered in your name, in additional shares of common stock in accordance with the Plan.

- **"Optional Cash Purchases"** permits you to make optional cash purchases of additional shares of Delhi Bank Corp. common stock in accordance with the Plan, whether or not your dividends are being reinvested.

8. May I have dividends reinvested under the Plan with respect to less than all of the shares of Delhi Bank Corp. common stock registered in my name?

You may only have dividends reinvested with respect to all of the shares of Delhi Bank Corp. common stock registered in your name.

9. How may a participant change options under the Plan?

You may change participation in the Plan at any time by completing a revised Authorization Form and returning it to the Plan Administrator, or by submitting a written request to the Plan Administrator as set forth in the response to Question 5. Any notification of a change that is not received at least five (5) business days before the dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

REINVESTMENT OF DIVIDENDS

10. When will dividends be reinvested?

In a month in which a regular cash dividend is paid on the common stock, the dividend investment date for the regular dividend on our common stock is the dividend payment date. In any case, if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date. In the event sufficient shares of our stock are available in the open market and we appoint an outside administrator for the Plan, shares for the Plan may be purchased on the open market. Purchases on the open market will begin on the dividend investment date and will be completed no later than thirty (30) days from that date, except where completion at a later date is necessary or advisable under any applicable federal securities laws. If open market purchases cannot be completed within thirty (30) days, shares will be purchased directly from Delhi Bank Corp. Open market purchases may be made in the market, or by negotiated transactions and may be subject to such terms with respect to price, delivery, and other terms as to which the outside Plan Administrator may agree. In the event we appoint an outside Plan Administrator, neither we nor any participant shall have any authority or power to direct the time or price at which shares in the market may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next dividend investment date if notice is received by the Plan Administrator at least five (5) business days before the dividend record date for the related dividend payment.

OPTIONAL PURCHASES

11. What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $25 per investment nor may your payments for any one account total more than $5,000 per calendar quarter. We will return optional cash payments to the extent that the optional cash payments in any calendar quarter exceed $5,000 or are less than $25. The same optional cash payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

You may send in optional cash payments as often as you want, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. You may also choose to make optional cash payments by authorizing automatic deductions from your bank account at The Delaware National Bank of Delhi as is discussed in Question 12.

If the Plan Administrator is unable to process your optional cash payments within thirty (30) calendar days of the dividend payment date, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment in our common stock.

12. How does the "Optional Purchase" feature operate?

If you choose to make optional cash payments, and do not elect the dividend reinvestment option, the Plan Administrator will apply any optional cash payments received from you to the purchase of shares of Delhi Bank Corp. common stock for your account in the Plan and will pay cash dividends on all shares registered in your account. If you have elected the dividend reinvestment option, the Plan Administrator will reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

Once you are enrolled in the Plan, you may make an optional cash payment by check or by authorizing an individual automatic deduction from your bank account if you hold a bank account at The Delaware National Bank of Delhi, subject to the time periods during which such optional cash payments can be made. See Question 11.

If investing by check, you need not send the same amount each time and you are under no obligation to make optional cash payments in any quarter. We will not accept cash, travelers' checks, money orders or third party checks for optional cash payments. Checks should be made payable to Delhi Bank Corp. No interest will be paid on optional cash payments.

For an individual funds transfer, your bank account at The Delaware National Bank of Delhi will be debited the next business day following receipt of your request. For automatic quarterly electronic funds transfers, your bank account at The Delaware National Bank of Delhi is debited on the dividend payment date, which is usually the fifteenth (15th) day after the end of the quarter or, if that day is not a business day, the next business day following such day. You will not receive any confirmation of the transfer of funds other than as reflected on your Plan account statements.

To authorize electronic funds transfers from your bank account at The Delaware National Bank of Delhi, complete and sign the automatic funds transfer section of the Authorization Form and return it to the Plan Administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after we receive the Plan automatic funds transfer section. You may change the amount of your quarterly transfer or terminate your quarterly transfer altogether by writing to the Plan Administrator and indicating you wish to change or terminate electronic funds transfers. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan Administrator at least five (5) business days before the dividend record date.

Additional contribution forms and forms to establish an automatic quarterly deduction from a checking or savings account at The Delaware National Bank of Delhi may be obtained by contacting the Plan Administrator by any of the methods as set forth in the response to Question 37.

13. When will optional cash payments received by the Plan Administrator be invested and can they be returned to the participant upon request?

Optional cash payments will be invested on the dividend investment date. The dividend investment date, with respect to shares purchased from Delhi Bank Corp., will be the dividend payment date. In the event we appoint an outside Plan Administrator and purchases to fund the Plan are made in the open market, shares will be purchased, as soon as practicable after the dividend investment date, as determined by the outside Plan Administrator. No interest will be paid by us on optional cash payments pending their actual investment. Optional cash payments will be refunded if a written request for a refund is received by the Plan Administrator no later than five (5) business days prior to the dividend investment date.

14. Is there a requirement to reinvest the dividends received on shares purchased with optional cash payments?

If you have signed up for the dividend reinvestment option of the Plan in addition to the optional purchase option, then all dividends paid on shares purchased with optional cash payments must be reinvested. If you have only selected the optional purchase option, you will receive cash dividends on such shares.

15. What if your payment is returned for insufficient funds?

Payments are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or other forms of payment returned or denied for any reason will not be resubmitted for collection.

In the event that your check is returned unpaid for any reason, the Plan Administrator will immediately remove from your account any shares already purchased upon the prior credit of such funds. The Plan Administrator may sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell such additional shares from your account as necessary to satisfy the uncollected balance.

A fee of $30 will be charged for any checks returned for insufficient funds. We may place a hold on your account until the fee is received or sell shares from your account to satisfy the fee.

SHARES PURCHASED FOR PARTICIPANTS

16. What is the source of common stock purchased under the Plan?

Shares of common stock will be purchased directly from Delhi Bank Corp., and will be either authorized but unissued shares or shares held in the treasury of Delhi Bank Corp. In the event that The Delaware National Bank ceases to administer the Plan on our behalf and we appoint an outside administrator, we may purchase shares from existing stockholders or in the open market, if sufficient shares are available for purchase in the open market.

17. How many shares of Delhi Bank Corp. common stock will be purchased for participants?

The Plan does not limit the aggregate amount of cash dividends that may be reinvested. The number of shares purchased depends on the amount of your dividends or optional cash payments, or both, and the applicable market price of the common stock. Your plan account will be credited with that number of shares, including fractions, equal to the total amount to be invested divided by the purchase price per share. There are limitations with respect to optional cash purchases, see Question 11.

18. What will be the price of shares of Delhi Bank Corp. common stock purchased under the Plan?

The price of shares of Delhi Bank Corp. common stock purchased from us will be equal to the average of the high and low sales prices for our common stock as quoted on the OTC Markets for the four (4) weeks preceding the applicable dividend investment date. If there is no trading in our common stock on the OTC Markets for a substantial amount of time at the time of any dividend investment date, Delhi Bank Corp. will determine the market price based on market quotations it deems appropriate.

19. Could the Plan have a dilutive effect on Delhi Bank Corp.'s stockholders?

Yes. The issuance of authorized but unissued shares by Delhi Bank Corp. under the Plan or the purchase of shares of our common stock held in the treasury of Delhi Bank Corp. will dilute the voting interests of existing stockholders and net income per share and stockholders' equity per share will decrease. If shares for the Plan are purchased in the open market by an outside plan administrator, there will be no dilutive effect on Delhi Bank Corp.'s stockholders. To date, all shares purchased under the Plan have been purchased directly from Delhi Bank Corp.

DIVIDENDS ON SHARES HELD IN THE PLAN

20. May dividends on shares purchased through the Plan be sent directly to me?

No. The purpose of the Plan is to have the dividends on shares of Delhi Bank Corp. common stock reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock unless and until you elect to terminate participation in the Plan as to all shares in the Plan as described below. See Question 25.

In the event that you choose the optional purchase option, but do not elect the dividend reinvestment option, you may have the dividends paid on shares purchased with optional cash payments sent directly to you.

COSTS

21. Are there any costs to me associated with purchases under the Plan?

No. Delhi Bank Corp. pays all administration costs of the Dividend Reinvestment and Optional Cash Purchase Plan. You are not charged brokerage commissions, service charges or other fees in connection with the purchase of shares of common stock under the Plan, unless shares purchased under the Plan are purchased through open market purchases, in which case you will pay prorated brokerage commissions charged for such purchases.

REPORTS TO PARTICIPANTS

22. If I participate, what information will I receive concerning my purchases of stock under the Plan?

You will receive a quarterly statement of your Plan account. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance or dividend reinvestment. These statements are a record of your Plan account activity and identify your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested into additional shares for your Plan account (if applicable), and any brokerage fees charged for your respective transactions during the period.

As a registered stockholder, you will also receive copies of Delhi Bank Corp. Annual Reports, proxy statements, notices of annual and special meetings, proxy cards, and, if applicable, dividend income and other notices for tax reporting purposes.

CERTIFICATES FOR SHARES HELD UNDER THE PLAN

23. Will I receive stock certificates for shares of Delhi Bank Corp. common stock purchased under the Plan?

Unless requested, certificates for shares of common stock purchased under the Plan will not be issued to you. The Plan Administrator will hold all shares purchased for the benefit of Plan participants in non-certificated (book-entry) form. Your Plan account statement will show the number of shares purchased for your account under the Plan. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued within 30 days of receipt of your written request or of your withdrawal from the Plan, if so requested. If you do not request certificates for your shares, the Plan Administrator will maintain your shares in book-entry form. Any remaining whole shares and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.

SAFEKEEPING OF SHARES

24. May a participant deposit certificates of Delhi Bank Corp. common stock with the Plan Administrator?

We do not offer safekeeping services for certificates of our common stock. However, you may send your certificates for your shares of Delhi Bank Corp. common stock to us to have the ownership of such shares transferred from certificated form into book-entry form. If you wish to use this service, you should contact the Plan Administrator at the address set forth in Question 37. Delivery of certificates is at your risk and, for delivery by mail, we recommend you use insured registered mail with return receipt requested. Your account statement will reflect the number of shares held by you in book-entry form.

TERMINATION OF PARTICIPATION

25. How may I withdraw from and stop participating in the Plan?

You may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect at the address specified in Question 37.

If the Plan Administrator receives your notice of withdrawal and termination less than five (5) business days before the next dividend record date, it will not be effective until dividends paid for such record date have been reinvested and the shares credited to your account.

Any optional cash payments sent to the Plan Administrator prior to the request to terminate will be invested in Delhi Bank Corp. common stock unless your termination letter expressly requests the return of the optional cash payments and such letter is received no later than five (5) business days prior to the dividend investment date.

If you terminate participation in the Plan, the Plan Administrator will remove your shares from the Plan and those shares held in book-entry form will continue to be held in your name in such form. If requested, we will send you a check in the amount equal to the value of any fractional shares, based upon the market price of Delhi Bank Corp. common stock as determined as set forth in Question 18. You may request certificates for your shares of Delhi Bank Corp. common stock which are held in book-entry form by following the procedure described in Question 23. Certificates representing fractional shares will not be issued.

After you withdraw from the Plan, you will receive all subsequent dividends in cash unless you re-enroll in the Plan, which you may do at any time by requesting an Authorization Form in the manner specified in Question 5. However, we and the Plan Administrator reserve the right to reject any Authorization Form, on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term investment service.

26. What happens to my Plan accounts if I transfer and sell all the Delhi Bank Corp. stock held in my name?

If you cease to be a stockholder of Delhi Bank Corp., you cease to be eligible to participate in the Plan. If you subsequently purchase our common stock, you will have to complete and send to the Plan Administrator a new Authorization Form to enroll in the Plan.

ADDITIONAL INFORMATION

27. What is the effect of a stock split, stock dividend or rights offering on my shares held in the Plan?

Any stock dividend or stock split declared by Delhi Bank Corp. on shares held in the Plan on your behalf will be credited to your account. In the event that we make available to our stockholders the right to purchase additional shares, debentures or other securities, you will be given the opportunity to exercise such rights accruing on your shares held in the Plan and any additional shares of Delhi Bank Corp. common stock purchased will be placed in your account.

28. May I pledge the shares held in my Plan account?

Your rights under the Plan and shares credited to your account may not be pledged. If you wish to pledge your shares, you must request that certificates for such shares be issued in your name.

29. How do I sell shares held in the Plan?

Currently, we do not handle the sale of shares for your account. You may choose to sell your shares at any time through a stockbroker of your choice. If you choose to sell shares held in the Plan, you may need to request a certificate for your shares from the Plan Administrator for delivery to your stockbroker prior to settlement of such sale. For instructions on how to obtain a stock certificate, see Question 23.

30. How do I change the name, transfer or give my plan shares as a gift?

You may change the name, transfer or gift shares in your Plan account at any time. Transfers may be made in book-entry or certificated form. Simply contact the Plan Administrator at the address specified in Question 37 to submit your request.

To obtain instructions for transferring your shares, please follow the steps described below:

Call the telephone number listed in Question 37 and request that Delhi Bank Corp. send you transfer instructions. Once received, provide the full new name, address and taxpayer identification (or social security) number of the new owner on the Transfer of Ownership Form.

The completed form should be sent to Delhi Bank Corp. at the address provided in Question 37. If you are sending transfer instructions along with your certificates, you should send them by registered mail, return receipt requested. All participants in the existing Plan account must sign the instructions, and their signatures must be authenticated with a Medallion Signature Guarantee as described in the instructions.

31. How will my shares held under the Plan be voted at meetings of stockholders?

You will receive a proxy card covering both your certificated shares and the shares held in your account under the Plan (other than fractional shares). If the proxy card is returned properly signed and marked for voting, all of the shares will be voted as marked. The total number of full shares held may be voted in person at the stockholders' meeting in accordance with instructions contained in our proxy statement.

If a proxy card is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken with respect to stockholders who are not participating in the Plan and who return properly signed proxy cards and who do not provide voting instructions. If the proxy card is not returned, or if it is returned unsigned or improperly signed, none of your shares covered by such proxy card will be voted.

32. What are the federal income tax consequences of participation in the Plan?

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of Delhi Bank Corp. common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the Delhi Bank Corp. common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of the common stock when purchased, and the holding period for such shares begins on the day after that date the shares are acquired for a participant's account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your cash dividend, however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

33. What is the responsibility of Delhi Bank Corp. and the Plan Administrator?

Delhi Bank Corp. and the Plan Administrator, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon the participant's death or judicially declared incompetency prior to receipt by us of notice in writing of such death or incompetency; the prices and times at which shares are purchased for a participant's account; or any loss or fluctuation in the market value before or after purchase of shares.

34. Who bears the risk of market price fluctuations in the common stock?

Your investment in shares acquired under the Plan is no different from a direct investment in shares of Delhi Bank Corp. You alone bear the risk of loss and realize the benefits of any gain from market price changes with respect to all your shares held in the Plan, or otherwise. Delhi Bank Corp. cannot guarantee liquidity in the market, thus your investment and the marketability of your securities may be adversely affected by the current market conditions.

35. May the Plan be changed or discontinued?

Although Delhi Bank Corp. anticipates maintaining the Plan, the Plan may be amended, suspended, modified or terminated at any time by the Board of Directors of Delhi Bank Corp. without the approval of the participants. Notice of any such suspension or termination or material amendment or modification will be sent to all participants, who shall at all times have the right to withdraw from the Plan.

We may terminate your individual participation in the Plan at any time by written notice. In such event, we will request instructions from you for disposition of the shares in your account. If we do not receive instructions from you, the Plan Administrator will maintain your shares of Delhi Bank Corp. common stock held in the Plan in book-entry form and send you a check for any fractional shares.

36. How are the Plan materials and the terms and conditions to be interpreted?

Delhi Bank Corp. and the Plan Administrator will determine all issues of interpretation of the provisions set forth in this Plan.

37. Where should I direct correspondence regarding the Plan?

You may contact the Plan Administrator by mail or telephone at:

Delhi Bank Corp. Dividend Reinvestment Plan
c/o The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(855) 363-3544

A Warning About Forward-Looking Statements

This offering circular contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include:

- statements of our goals, intentions and expectations;
- statements regarding our business plans, prospects, growth and operating strategies;
- statements regarding the quality of our loan and investment portfolios; and
- estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

- general economic conditions, either nationally or in our market area, that are worse than expected;
- changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;
- increased competitive pressures among financial services companies;
- changes in consumer spending, borrowing and savings habits;
- legislative or regulatory changes that adversely affect our business;
- adverse changes in the securities markets; and
- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this offering circular and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Selected Financial and Other Data

The summary financial data presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in connection with the financial statements and notes thereto beginning on page F-1 of this offering circular. The information at December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 is derived in part from the audited financial statements that appear in this offering circular. Operating results for the periods shown are not necessarily indicative of the results that may be expected for any future period.

	At December 31,	
	2014	**2013**
Financial Condition Data:		
Assets:		
Cash and due from banks	$4,660,891	$ 10,931,508
Interest-bearing deposits with banks	32,445,000	18,258,000
Available for sale securities	126,198,322	133,895,070
Held to maturity securities	7,754,529	5,521,877
Restricted equity securities	371,700	399,200
Loans receivable, net	97,625,806	92,073,917
Premises and equipment, net	3,074,835	3,142,829
Bank owned life insurance	6,443,950	6,371,906
Other assets	3,396,405	4,022,688
Total assets	$281,971,438	$274,616,995
Liabilities and Stockholders' Equity:		
Liabilities		
Deposits:		
Noninterest-bearing	$34,882,141	$ 32,993,223
Interest-bearing	217,920,224	215,371,296
Total deposits	252,802,365	248,364,519
Borrowed funds	372,000	—
Capital lease obligation	254,473	265,419
Other liabilities	3,252,070	3,545,607
Total liabilities	256,680,908	252,175,545
Stockholders' Equity:		
Common stock, $1.00 par value: 5,000,000 shares authorized; 1,612,495 shares issued in 2014 and 1,596,039 in 2013	1,612,495	1,596,039
Additional paid-in capital	2,667,785	2,168,300
Retained earnings	22,341,310	21,443,882
Accumulated other comprehensive income	656,503	(832,234)
Treasury stock, at cost; 110,244 shares in 2014 and 114,844 shares in 2013	(1,987,563)	(1,934,537)
Total stockholders' equity	25,290,530	22,441,450
Total liabilities and stockholders' equity	$281,971,438	$274,616,995

	At December 31,	
	2014	2013
Operating Data:		
Interest and Dividend Income:		
Interest and fees on loans	$4,518,256	$4,601,967
Investments:		
Taxable	2,880,060	2,867,712
Tax-exempt	843,401	1,006,591
Dividends	15,794	15,165
Total interest and dividend income	8,265,511	8,491,435
Interest Expense:		
Deposits	1,065,575	1,351,999
Borrowed funds and capital lease	24,770	18,687
Total interest expense	1,090,345	1,370,686
Net Interest Income	7,175,166	7,120,749
Provision for Loan Losses	24,500	—
Net Interest Income After Provision for Loan Losses	7,150,666	7,120,749
Noninterest Income:		
Service charges and fees	1,194,521	1,358,311
Net gain on sales of securities	69,224	376,876
Bank owned life insurance income	270,424	217,549
Total noninterest income	1,534,169	1,952,736
Noninterest Expense:		
Salaries and employee benefits	3,386,829	3,832,456
Occupancy and equipment	1,443,862	1,448,104
FDIC premiums	152,836	169,220
ATM and debit card processing	211,232	352,969
Other	1,185,425	1,113,570
Total noninterest expense	6,380,184	6,916,319
Income Before Provision for Income Taxes	2,304,651	2,157,166
Provision for Income Taxes	449,654	429,328
Net income	$1,854,997	$1,727,838
Capital Ratios:		
Leverage ratio – consolidated	8.91%	8.52%
Tier 1 risk weighted capital – Bank only	25.13	24.53
Total risk weighted capital – Bank only	25.92	25.37
Per Share Data:		
Earnings per share	$1.24	$1.17
Dividends per share	0.64	0.62
Asset Quality Ratios:		
Allowance for loan losses as a percentage of total loans	0.75%	0.81%
Allowance for loan losses as a percentage of nonperforming loans	100.95	130.38
Nonperforming loans as a percentage of total loans	0.75	0.62
Nonperforming loans as a percentage of total assets	0.26	0.21
Performance Ratios:		
Return on average total assets	0.66%	0.64%
Return on average equity	7.63	7.24
Interest rate spread	2.67	2.77
Net interest margin	2.74	2.85
Dividend payout ratio	51.62	53.61

Our Business

General

Delhi Bank Corp. is a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank of Delhi. We were incorporated under the laws of the State of New York in December 1994 for the purpose of serving as The Delaware National Bank's holding company. The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital raising operations. Our primary business activity consists of ownership of all of the outstanding stock of The Delaware National Bank. As of December 31, 2014, we had 473 stockholders of record.

The Delaware National Bank is a national bank which converted from a New York chartered bank in 1865. The Delaware National Bank operates a full-service commercial and consumer banking business in Delaware County, New York. The Delaware National Bank originates one- to four-family residential real estate and commercial real estate mortgage loans, residential construction loans, and secured and unsecured commercial and consumer loans. We do not make subprime loans. We also finance commercial transactions and offer revolving credit loans, small business loans and student loans. The Delaware National Bank offers a variety of deposit products, including demand and savings deposits, regular savings accounts, investment certificates, fixed-rate certificates of deposit and club accounts. The Delaware National Bank also has a full-service trust department. The Delaware National Bank offers an enhanced delivery system option of telephone banking and Internet banking. Other services include safe deposit facilities, mobile banking, money orders, wire transfers, drive-through facilities, 24-hour depositories and ATMs.

Delaware National Realty Corp., a wholly owned subsidiary of The Delaware National Bank, is a real estate investment trust, which was incorporated in the State of New York on July 5, 2002 for the purpose of investing in real estate mortgage portfolios. On that date, The Delaware National Bank transferred to Delaware National Realty Corp. certain one- to four-family residential mortgage loans and mortgage-backed securities. In return, The Delaware National Bank received shares of common and preferred stock of Delaware National Realty Corp. At December 31, 2014, Delaware National Realty Corp. had total assets of $24.6 million.

The Delaware National Bank's telephone number is (855) 413-3544. The Delaware National Bank's website is www.dnbd.net. Information on The Delaware National Bank's website should not be considered part of this offering circular.

Market Area and Competition

We consider Delaware County, New York to be the Bank's primary market area for lending and deposit activities, with secondary concentrations of business activity in neighboring adjoining counties. Delaware County is not part of a metropolitan statistical area, and is mostly rural in nature, containing employment in a variety of economic sectors.

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the financial institutions operating in our market area. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

Lending Activities

One- to Four-Family Residential Loans. We offer both fixed-rate and adjustable-rate one- to four-family residential mortgage loans. We do not engage in subprime lending. We also offer home equity lines of credit.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We will generally make mortgage loans with loan-to-value ratios up to 85%. We require all properties securing mortgage loans to be appraised by a Board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial and Multi-Family Real Estate Loans. We originate loans secured by a variety of commercial and multi-family real estate located in our market area. In reaching a decision on whether to make a commercial or multi-family real estate loan, we consider and review a cash flow analysis of the borrower and consider the net operating income of the borrower's business or the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. We generally require that the borrowers have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2. In some circumstances, loans are also collateralized by business assets, assignments of leases or the business owner's primary residence. We may also require personal guarantees. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials. In order to monitor these loans, we generally require the borrower and, in some cases, the business owner to provide annual financial statements and/or income tax returns.

Construction and Land Development Loans. We originate loans to finance the construction of residential and commercial properties. We also make loans on vacant land and for land development. Our construction loans generally provide for the payment of interest only during the construction phase. Loans generally can be made with a maximum loan to value ratio of 75% and generally do not exceed a term of one year. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

Commercial and Agricultural Loans. We make commercial business and agricultural loans on a secured and unsecured basis. When making such loans, we consider the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans. Our consumer loans consist of credit cards, automobile loans, mobile homes, personal loans and overdraft protection loans. The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. We generally require that borrowers have a debt to income ratio of no more than 40%.

Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and cash flow. Payments on loans secured by investment properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a loan having a value which is insufficiently collateralized. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial and Agricultural Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and agricultural loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary source of our mortgage loan originations are existing customers, walk-in traffic, referrals from customers and advertising. Commercial, agricultural and consumer loans are generated primarily through the efforts of our loan officers.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. All loans are reviewed by the Board of Directors on a monthly basis. The Board of Directors has granted loan approval authority to certain officers up to prescribed limits, based on the officer's experience and tenure. Loans over certain specified amounts are approved either by the voting members of the Executive Committee or by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is generally limited, by internal policy, to 12% of our Tier 1 capital and reserves. At December 31, 2014, our regulatory limit on loans to one borrower was $3.1 million. At that date, our largest lending relationship was $1.89 million and was 100% guaranteed by the United States Department of Agriculture. This loan was performing in accordance with its original terms at December 31, 2014.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 90 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. We also are required to maintain an investment in Federal Home Loan Bank of New York stock.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to maximize portfolio yield over the long-term. Our Board of Directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Chief Executive Officer and President is responsible for implementation of the investment policy. Our Board of Directors reviews the status of our investment portfolio on a monthly basis, or more frequently, if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of New York. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including non interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts, club accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits. From time to time we promote various accounts in an effort to increase deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be towards the top of the local market for rates on selected types of deposit products.

Borrowings. We utilize advances from the Federal Home Loan Bank of New York to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. We also maintain an advance credit facility agreement with another financial institution in the amount of $1,500,000.

Trust Services

The trust department of The Delaware National Bank provides fiduciary services and investment management and retirement services to individuals, partnerships, corporations and institutions. Additionally, the Bank acts as guardian, conservator, executor or trustee under various trusts, wills and other agreements. The Bank has implemented comprehensive policies governing the practices and procedures of the trust department, including policies relating to investment of trust property, maintaining confidentiality of trust records, avoiding conflicts of interest and maintaining impartiality. At December 31, 2014, trust assets under administration were $30.4 million, consisting of 290 accounts.

Personnel

As of December 31, 2014, we had 52 full-time employees and three part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Properties

Our main and executive offices are located at 124 Main Street, Delhi, New York. An additional facility is located at 121 Main Street, Delhi, New York consisting of a computer center and a drive-through facility. The Delaware National Bank also has full-service branch offices located in Margaretville, New York, Davenport, New York and Hobart, New York. In addition, The Delaware National Bank owns and operates six ATM facilities, including one located at The Delaware National Bank's main office, one located in its Margaretville branch, one located in its Davenport branch, one located in its Hobart branch, one located at Price Chopper Plaza in Delhi, New York, and one located on the campus of SUNY College of Technology at Delhi, Delhi, New York. The Delaware National Bank also operates a loan production office in Oneonta, New York. The Delaware National Bank owns each of its offices, except for the Hobart, New York branch and the loan production office in Oneonta, New York, both of which are leased.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving The Delaware National Bank, such as claims to enforce liens, condemnation proceedings on properties in which The Delaware National Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to The Delaware National Bank's business. The Delaware National Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of The Delaware National Bank.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read the discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this offering circular.

Overview

We conduct community banking activities by accepting deposits and making loans in our market area. Our lending products include one- to four-family residential loans, commercial real estate loans, commercial, financial and agricultural loans and consumer and home equity loans. We also maintain an investment portfolio consisting primarily of state and local government obligations and mortgage-backed securities to manage our liquidity and interest rate risk. Our loan and investment portfolios are funded with deposits as well as collateralized borrowings from the Federal Home Loan Bank of New York.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. See *"Risk Factors—Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance."*

A secondary source of income is non-interest income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from service charges (mostly from service charges on deposit accounts) and increases in the value of bank-owned life insurance. In some years we recognize income from the sale of securities and real estate owned.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy expenses, data processing expenses and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

Under the FDIC's existing risk based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. The initial base assessment rate ranges from five to 35 basis points.

Balance Sheet Analysis

General. At December 31, 2014, Delhi Bank Corp. had total consolidated assets of $282.0 million, an increase of 2.7% from total consolidated assets of $274.6 million at December 31, 2013. This increase in total consolidated assets was due primarily to an increase in deposits and unrealized gains in the investment portfolio. Interest-bearing deposits increased $14.2 million to $32.4 million, or 77.7%, at December 31, 2014. The increase in interest-bearing deposits is primarily the result of the use of cash and due from banks. Cash and due from banks at December 31, 2014, totaled $4.7 million, a decrease of $6.2 million, or 56.9%, compared to $10.9 million at December 31, 2013. The decrease in cash and due from banks was primarily due to the investment of those funds into higher yielding interest-bearing certificates of deposit at other financial institutions. Available for sale securities decreased $7.7 million in 2014 to $126.2 million, or 5.7%, from $133.9 million in 2013. Held to maturity securities at December 31, 2014 totaled $7.8 million, an increase of $2.3 million, or 41.8%, compared to $5.5 million at December 31, 2013.

Total liabilities increased from $252.2 million at December 31, 2013 to $256.7 million at December 31, 2014, an increase of $4.5 million, due primarily to an increase in deposits. Total stockholders' equity increased from $22.4 million for the year ended December 31, 2013 to $25.3 million at December 31, 2014, or 12.9%, due to net income for the year offset by dividends declared and an increase in unrealized gains on our available for sale securities portfolio.

Loans. The Delaware National Bank offers one- to four-family residential mortgage loans, commercial real estate and multi-family real estate mortgage loans, residential construction loans, financial and agricultural loans and installment and other consumer loans. We do not make subprime loans. The Delaware National Bank offers both adjustable and fixed-rate loans. As of December 31, 2014, The Delaware National Bank's loan portfolio totaled $98.4 million (including net unamortized deferred origination costs), representing approximately 34.9% of total assets. Approximately 63.4% of our loan portfolio at that date was comprised of residential real estate mortgage loans. Of our real estate mortgages, approximately $29.5 million, or 30.0% were secured by commercial real estate.

The increase in our loan portfolio for the year ended December 31, 2014 resulted primarily from an increase in residential and commercial mortgages.

The following table sets forth the composition of our loan portfolio by type of loan before deductions (principally unearned discounts and allowance for loan losses) at the dates indicated.

	At December 31,			
	2014		2013	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real Estate:				
Residential	$62,358	63.39%	$58,981	63.54%
Commercial	29,547	30.04	26,298	28.33
Commercial and Industrial	2,404	2.44	3,532	3.81
Agricultural	148	0.15	203	0.22
Consumer	3,908	3.98	3,810	4.10
Total loans	98,365	100.00%	92,824	100.00%
Less:				
Allowance for loan losses	739		751	
Net loans	97,626		$92,073	

The table below shows the amount of loans held in our portfolio by categories, net of loans in process and discounts, that mature in the indicated years following December 31, 2014. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

Year	Real Estate – Residential	Real Estate – Commercial	Commercial and Industrial	Agricultural	Consumer
Amount due in:					
One year or less	$ 57,805	$ 147,317	$ 423,716	$ 29,500	$1,368,475
More than one to five years	1,159,602	606,409	1,308,253	109,008	2,117,696
More than five years	61,140,849	28,793,008	672,377	9,419	421,334
Total	$62,358,257	$29,546,733	$2,404,346	$147,927	$3,907,504

Of the aggregate of $96.4 million of loans due after one year after December 31, 2014, $40.1 million, or 41.6% of total loans, have floating or adjustable interest rate features and $56.3 million, or 58.4%, have fixed interest rates.

The following table sets forth at December 31, 2014 the dollar amount of all loans due more than one year after December 31, 2014 which have either fixed interest rates or floating or adjustable rates.

	Fixed-Rate	Floating or Adjustable-Rate
Real Estate:		
Residential	$37,107,367	$25,193,084
Commercial	15,760,085	13,639,332
Commercial and Industrial	1,384,799	605,681
Agricultural	9,419	109,008
Consumer	2,004,197	529,305
Total loans	$56,265,867	$40,076,410

Investments. The Delaware National Bank maintains a securities portfolio. At December 31, 2014, the carrying value of our investment portfolio totaled $134.0 million and represented approximately 47.5% of our total assets compared to $139.4 million at December 31, 2013. The decrease in our investment portfolio was primarily due to reinvesting investment portfolio cash flows into new loans. Securities in the portfolio are classified as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity.

Mortgage-backed securities and state and local government securities held to maturity at December 31, 2014 totaled $7.8 million, an increase of approximately $2.3 million, or 41.8%, compared to $5.5 million at December 31, 2013. Investment securities held to maturity increased primarily due to an increase in the purchase of local government bond issues.

The following table sets forth the carrying and fair values of our investment securities and mortgage-backed securities at the dates indicated. The carrying value for available for sale securities is their fair value. The carrying value for held to maturity securities is their amortized cost.

	At December 31,			
	2014		2013	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Available for sale:				
U.S. Government agencies	$ 34,112	$ 34,763	$ 41,725	$ 41,523
Local government obligations	25,246	26,337	26,938	27,705
Corporate debt securities	1,545	1,551	1,613	1,636
Mortgage-backed securities	64,220	63,547	64,982	63,031
Total available for sale	125,123	126,198	135,258	133,895
Held to maturity:				
Mortgage-backed securities	2,247	2,302	2,780	2,781
Local government obligations	5,508	5,639	2,742	2,840
Total held to maturity	7,755	7,941	5,522	5,621
Total securities	$132,878	$134,139	$140,780	$139,516

The table below sets forth certain information regarding the carrying value, weighted-average yields and the earlier of call dates or average lives of our investment debt securities as of December 31, 2014. Average yields are presented on a tax equivalent basis.

	As of December 31, 2014									
	One Year or Less (1)		More than one Year to Five Years (1)		More than Five Years to 10 Years (1)		More than 10 Years (1)		Total	
	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)
Securities:										
Available for sale:										
U.S. Government Agencies	$ 184,844	3.78%	$ 6,127,355	2.47%	$26,855,697	3.09%	$1,595,448	2.49%	$ 34,763,344	2.96%
Local government obligations	2,572,301	5.26	11,155,078	5.10	12,093,184	4.92	516,610	6.23	26,337,173	5.06
Corporate debt securities	—	—	1,050,935	2.03	500,010	1.10	—	—	1,550,945	1.72
Mortgage-backed securities	315,910	2.91	37,624,889	1.71	23,919,986	2.23	1,686,075	2.43	63,546,860	1.93
Total available for sale	$3,073,055	4.93	$55,958,257	2.45	$63,368,877	3.09	$3,798,133	2.98	$126,198,322	2.84
Held to maturity:										
Mortgage-backed securities	$ 9,162	5.32	$ 1,061,476	3.05	$ 986,521	2.31	189,365	2.43	$ 2,246,524	2.69
Local government obligations	4,199,458	2.27	914,380	4.86	254,167	6.39	140,000	6.61	5,508,005	3.00
Total held to maturity	$4,208,620	2.27	$ 1,975,856	3.90	$ 1,240,688	3.17	$ 329,365	4.20	$ 7,754,529	2.91
Total securities	$7,281,675	3.39	$57,934,113	2.50	$64,609,565	3.09	$4,127,498	3.08	$133,952,851	2.85

(1) The earlier of the call date or average life based upon current prepayment assumptions was utilized in place of contractual maturity dates.
(2) Average yields are stated on a tax-equivalent basis.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of non interest-bearing accounts, interest-bearing NOW accounts, money market accounts, savings accounts, club accounts and certificates of deposit. These deposits are provided primarily by individuals and businesses within our market area. The Delaware National Bank offers competitive rates for all of its deposit products. We set our interest rates on deposits based on a variety of factors, including rates offered by our competition, our liquidity needs and market interest rates. Current economic conditions and customer preference for deposit products over other investment products have contributed to the increased deposits. We also consider the rates paid on our deposit accounts to be towards the top of the local market for rates on selected types of deposit products. For information about the deposit insurance per account, see "*Regulation and Supervision—Bank Regulation—Insurance of Deposit Accounts*."

Deposits increased $4.4 million, or 1.8%, to $252.8 million at December 31, 2014 from $248.4 million at December 31, 2013 primarily as a result of a continuation of offering above market rates. The Delaware National Bank's local deposit market is very competitive, and The Delaware National Bank will at times lose deposits to financial institutions paying the highest and most attractive interest rates and terms. If needed, management believes it can raise The Delaware National Bank's interest rates to attract new funds or retain existing deposits. In addition, The Delaware National Bank has an agreement with the FHLB of New York to provide cash advances, should it need additional funds for loan originations or other purposes.

The following table sets forth deposits for the dates indicated:

	Years Ended December 31,			
	2014		2013	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Noninterest-bearing deposits	$ 34,882	13.8%	$ 32,994	13.3%
Interest-bearing deposits:				
NOW accounts	25,938	10.2	24,248	9.8
Money markets	18,598	7.4	16,453	6.6
Savings	94,004	37.2	97,540	39.3
Time (in excess of $100,000)	36,639	14.5	34,969	14.0
Other time	42,741	16.9	42,161	17.0
Total interest-bearing deposits	217,920	86.2	215,394	86.7
Total deposits	$252,802	100.0%	$248,365	100.0%

The following table sets forth average deposits by average rates paid for the dates indicated:

	Years Ended December 31,			
	2014		2013	
	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)			
Noninterest-bearing deposits	$ 34,047	—%	$32,325	—%
Interest-bearing deposits:				
NOW accounts	23,522	0.13	21,590	0.10
Money markets	18,928	0.34	15,962	0.40
Savings	99,639	0.22	102,410	0.37
Time (in excess of $100,000)	38,545	0.73	35,897	0.92
Other time	43,064	1.10	42,311	1.31
Total interest-bearing deposits	223,698	0.48	218,170	0.62
Total deposits	$257,745	0.41%	$250,495	0.54%

At December 31, 2014, The Delaware National Bank had outstanding $36.6 million in certificates of deposit accounts with balances of $100,000 or more that mature as follows:

Maturity Distribution of Time Deposits of $100,000 or More	Balance
	(In thousands)
Three months or less	$11,222
Over three through twelve months	17,709
Over twelve months	7,708
Total	$36,639

Historically, we retain approximately 95% of maturing certificates of deposit. We currently expect the retention rate of maturing certificates of deposit to stay at approximately the same rate.

Borrowings. We utilize borrowings from the Federal Home Loan Bank of New York and other correspondent banks to supplement our supply of funds for loans and investments. As of December 31, 2014 and December 31, 2013, we had no outstanding correspondent bank and Federal Home Loan Bank advances.

Results of Operation for the Years Ended December 31, 2014 and December 31, 2013

Financial Highlights. Net income for the year ended December 31, 2014 was $1.9 million, or $1.24 per share, compared to net income of $1.7 million, or $1.17 per share, for the year ended December 31, 2013.

Net Interest Income. Net interest income increased by approximately $54,000, or 0.8%, to $7.2 million for 2014 from $7.1 million in the same period in 2013 primarily due to a reduction in rates paid on deposits. The net interest rate spread decreased to 2.67% for the year ended December 31, 2014 from 2.77% for the year ended December 31, 2013. The net interest margin decreased to 2.74% for the year ended December 31, 2014 from 2.85% for the year ended December 31, 2013. The decrease in the interest spread and margin was the result of lower yields on the investment and loan portfolios.

Total interest income decreased approximately $226,000 to $8.3 million for the year ended December 31, 2014, compared to $8.5 million for the year ended December 31, 2013. The decrease in interest income was primarily due to the continued low interest rate environment. Interest income earned on loans was $4.5 million for the year ended December 31, 2014 compared to $4.6 million for the year ended December 31, 2013. Interest income on investment securities decrease by approximately $142,000 for the year ended December 31, 2014, from 2013 as a result of reinvesting investment portfolio cash flows into lower yielding assets.

Interest expense on interest-bearing deposits was $1.1 million for the year ended December 31, 2014 compared to $1.4 million for the year ended December 31, 2013. Although interest-bearing deposits increased from December 31, 2013 to December 31, 2014, the interest rates paid on those interest-bearing deposits decreased, resulting in a reduction in the interest expense. Interest expense on Federal Home Loan Bank of New York and correspondent bank borrowings and capital leases increased from $18,687 at December 31, 2013 to $24,770 at December 31, 2014 due to interest paid on advances from Atlantic Community Bankers Bank. The cost of funds decreased in 2014 as compared to 2013 primarily as a result of the continued low interest rate environment.

Provision for Loan Losses. A provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by The Delaware National Bank, the status of past due principal and interest payments and other factors related to the collectability of the loan portfolio. The provision for loan losses was $24,500 for the year ended December 31, 2014, compared with no provision for loan losses for the year ended December 31, 2013, which was primarily due to an increase in past due loans. The allowance for loan losses was $738,959, or 0.75% of total loans, as of December 31, 2014 as compared with $750,579, or 0.81% of total loans, as of December 31, 2013.

Noninterest Income. Noninterest income was $1.5 million for the year ended December 31, 2014 compared to $2.0 million in 2013 primarily as a result of a decrease in the gain on sales of securities and a reduction in fees collected.

The following table shows the components of noninterest income for the years ended December 31, 2014 and December 31, 2013.

	Year Ended December 31,		Percentage Change
	2014	2013	Increase/Decrease
	(Dollars in thousands)		
Service charges and fees	$ 442	$ 481	(8.14)
Net gain on sales of securities	69	377	(81.64)
Other fees collected (1)	753	877	(14.14)
Bank owned life insurance income	270	218	24.05
Total	$1,534	$1,953	(21.45)

(1) Other fees collected consist of trust department income, banking fees, late fees on loans and credit cards and ATM fees.

Noninterest Expense. Noninterest expense decreased in the year ended December 31, 2014 primarily due to a decrease in salaries and employee benefits. Other expenses consist primarily of OCC assessments, director fees, office supplies, charitable contributions, advertising and legal expenses.

The following table shows the components of noninterest expense and percentage change from the year ended December 31, 2013 to the year ended December 31, 2014.

	Year Ended December 31,		Percentage Change
	2014	2013	Increase/Decrease
	(Dollars in thousands)		
Salaries and employee benefits	$3,387	$3,832	(11.63)
Occupancy and equipment expense	1,444	1,448	(0.29)
Other real estate expense	111	75	48.94
Accounting and consulting services	113	141	(19.37)
FDIC premiums	153	169	(9.68)
ATM and debit card processing and expenses	211	353	(40.16)
Other expenses	961	898	6.90
Total	$6,380	$6,916	(7.75)

Income Tax Expense. The income tax provision for the year ended December 31, 2014 was $449,654, reflecting an effective tax rate of 19.5% compared to an income tax provision of $429,328 for the year ended December 31, 2013, reflecting an effective tax rate of 19.9%. The decrease in the effective tax rate is primarily the result of an increase in tax exempt income.

Average Balance Sheets and Related Yields and Rates

The following table sets forth information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expenses on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. For purposes of this table, average balances of loans receivable include loans on which we have discontinued accruing interest. The yields and costs include amortized and deferred fees and costs which are considered adjustments to yields. Yields on non-taxable investments have not been adjusted for tax effect.

	For the Years Ended December 31,					
	2014			2013		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
			(Dollars in thousands)			
Assets:						
Interest-earning assets:						
Interest-earning deposits in other banks	$ 25,761	$ 300	1.16%	$ 12,786	$ 137	1.07%
Investment securities, net (1):						
Taxable	44,284	1,198	2.70	51,706	1,380	2.67
Non-taxable	25,872	843	3.26	29,878	1,007	3.37
Mortgage-backed securities, net (1)	70,329	1,406	2.00	72,124	1,365	1.89
Loans receivable, net (2)	95,197	4,518	4.75	83,754	4,602	5.49
Total interest-earning assets	261,443	8,265	3.16	250,247	8,491	3.39
Noninterest-earning assets	23,981			19,828		
Total assets	$285,425			$270,075		
Liabilities and Equity:						
Interest-bearing liabilities:						
NOW accounts	$ 23,522	$ 30	0.13	$ 21,590	$ 23	0.10
Money markets	18,928	65	0.34	15,962	64	0.40
Savings	99,639	216	0.22	102,410	384	0.37
Certificates of deposit (in excess of $100,000)	38,545	281	0.73	35,897	329	0.92
Other certificates of deposit	43,064	473	1.10	42,311	554	1.31
Total deposits	223,698	1,066	0.48	218,170	1,352	0.62
Capital lease obligation and FHLB and correspondent bank advances	259	25	6.05	396	19	4.71
Total interest-bearing liabilities	223,957	1,090	0.48	218,567	1,371	0.63
Noninterest-bearing liabilities	37,061			36,147		
Total liabilities	261,018			254,713		
Stockholders' equity	24,407			15,362		
Total liabilities and stockholders' equity	$285,425			$270,075		
Net interest income		$7,175			$7,120	
Net interest rate spread (3)			2.67%			2.77%
Net interest margin (4)			2.74%			2.85%
Average interest-bearing assets to average interest-bearing liabilities			116.66%			114.49%

(1) Includes unamortized discounts and premiums.
(2) Amount is net of loans in process, net of deferred loan origination fees and allowance for loan losses and includes non-performing loans.
(3) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our interest income and interest expense. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2014 Compared to Year Ended December 31, 2013		
	Increase/(Decrease) Due to		
	Volume	Rate	Net
	(In thousands)		
Interest income:			
Interest-earning deposits in other banks	$ 139	$ 23	$ 163
Investment securities, net:			
Taxable	(198)	16	(182)
Non-taxable	(135)	(28)	(163)
Mortgage-backed securities, net	(34)	75	41
Loans receivable, net	629	(712)	(84)
Total change in interest income	401	(627)	(226)
Interest expense:			
Deposits:			
NOW accounts	2	5	7
Money markets	12	(10)	2
Savings	(10)	(157)	(167)
Time (in excess of $100,000)	24	(72)	(48)
Other time deposits	10	(90)	(80)
Capital lease obligation and FHLB and correspondent bank advances	1	5	6
Total change in interest expense	38	(319)	(281)
Increase (decrease) in net interest income	$ 363	$ (308)	$ 55

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan or a non-mortgage loan becomes 45 days past due, we institute collection proceedings. Credit card loans and other personal loans are typically charged off when they become 180 days past due.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. When a loan becomes 90 days delinquent, the loan may be placed on a nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Typically, payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at time of the collection of the loan.

We may grant a concession or modification for economic or legal reasons related to a borrower's financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring ("TDR"). We may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers' operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of calculating our allowance for loan losses.

We identify loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower's financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

We did not enter into any TDRs or have any TDRs default in 2014 and 2013.

The below table sets forth nonaccrual loans, past due and restructured loans for the dates indicated. Other than as disclosed in the below table, there are no other loans at December 31, 2014 for which we have serious doubts about the inability of the borrowers to comply with the present loan repayment terms.

	At December 31,	
	2014	**2013**
	(Dollars in thousands)	
Nonaccruing (1)(2)	$ 732	$ 576
Accruing, delinquent for 90 days or more (3)	998	555
Restructured loans not included in above amounts	—	—
Percentage of nonperforming loans to total loans	0.75%	0.62%
Percentage of nonperforming loans to total assets	0.26%	0.21%
Percentage of nonperforming assets to total assets	0.26%	0.21%

(1) The gross interest income that would have been recorded in the period ended December 31, 2014, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $53,144. There was no interest income on these loans that was included in net income for the period ended December 31, 2014.
(2) The increase in nonaccruing loans in 2014 was due to certain residential loans being placed in non-accrual status offset by commercial loans in non-accrual status being paid off.
(3) Loans delinquent as to principal or interest payments.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. An asset is classified "substandard" if it is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. As a general rule, The Delaware National Bank will classify a loan as substandard if The Delaware National Bank can no longer rely on the borrower's income as the primary source for repayment of the indebtedness and must look to secondary sources such as guarantors or collateral. An asset is classified as "doubtful" if full collection is highly questionable or improbable. An asset is classified as "loss" if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a "special mention" classification, described as assets which do not currently expose The Delaware National Bank to a sufficient degree of risk to warrant classification, but do possess credit deficiencies or potential weaknesses deserving management's close attention. Assets classified as substandard or doubtful may require The Delaware National Bank to establish specific allowances for loan losses. If an asset or portion thereof is classified loss, The Delaware National Bank must charge off such amount. Federal examiners may disagree with The Delaware National Bank's classifications and amounts reserved. If The Delaware National Bank does not agree with an examiner's classification of an asset, it may appeal this determination to the Office of the Comptroller of the Currency.

At December 31, 2014, The Delaware National Bank had $3.8 million in assets classified as substandard and $732,210 in assets classified as doubtful compared to $4.6 million in assets classified as substandard and $0.4 million assets classified as doubtful or loss at December 31, 2013. The decrease in substandard loans was primarily due to some substandard loans being paid off. See the section titled "Allowance for Loan Losses" in Note 1 to the Company's consolidated audited financial statements. In addition, at December 31, 2014, The Delaware National Bank had $5.8 million in assets classified as special mention as compared to $5.3 million in assets classified as special mention at December 31, 2013.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis based on written policies and procedures that we have established to evaluate the risk in our portfolio, ensure the timely charge off of loans and properly reflect estimated future losses in the portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks in the portfolio. When additional allowances are necessary, a provision for loan losses is charged to earnings. The recommendations for increases or decreases to the allowance are presented by management to the board of directors. Where specific loan loss allowances have been established, any difference between the loss allowances and the amount of loss realized has been charged or credited to current income.

At December 31, 2014, the allowance for loan losses represented 0.75% of total loans, compared to 0.81% of total loans at December 31, 2013. The allowance for loan losses, as a percentage of loans, decreased 0.06% from December 31, 2013 to December 31, 2014.

The following table sets forth a breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,					
	2014			2013		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)					
Real Estate:						
Residential	$ 474	65%	64%	$ 389	51%	64%
Commercial	76	10	30	169	23	28
Commercial and Industrial	9	1	2	15	2	4
Agricultural	1	—	—	1	—	—
Consumer	179	24	4	177	24	4
Total	$ 739	100%	100%	$ 751	100%	100%

Although management believes that its allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations. Furthermore, our banking regulators, as an integral part of our examination process, periodically review our allowance for loan losses. The examinations may require us to make additional provisions for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial conditions and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established any differences between the loss allowance and the amount of loss realized has been charged or credited to the allowance.

	Years Ended December 31,	
	2014	2013
	(Dollars in thousands)	
Balance at the beginning of the period	$ 751	$ 828
Provision	24	—
Charge-offs:		
Real estate:		
Residential	26	37
Commercial	—	—
Commercial and Industrial	2	—
Agricultural	—	—
Consumer	37	78
Total charge-offs	65	115
Recoveries:		
Real estate:		
Residential	2	3
Commercial	10	6
Commercial and Industrial	2	7
Agricultural	1	3
Consumer	14	19
Total recoveries	29	38
Net charge-offs	(36)	(77)
Balance at the end of the period	$ 739	$ 751
Ratio of net charge-offs during the period to average loans outstanding during the period	0.04%	0.08%
Allowance to total loans outstanding at the end of the period	0.75%	0.81%
Ratio of allowance for loan losses to non-performing loans	100.95%	130.38%

Interest Rate Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread.

We have an Asset/Liability Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary source of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary funding activities consist of activity in deposit accounts and Federal Home Loan Bank of New York advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2014, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See *"Regulation and Supervision—Bank Regulation—Capital Adequacy Requirements"* and Note 13 of the notes to the consolidated financial statements included in this offering circular.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see Note 11 of the notes to the consolidated financial statements included in this offering circular.

For the year ended December 31, 2014, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

In January 2014, the FASB issued ASU 2014-04, Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The objective of the amendments in this Update is to reduce diversity among reporting entities by clarifying when an in substance foreclosure occurs. The amendments in this Update clarify that an in substance foreclosure occurs, and a creditor is considered to have received physical possession of residential real property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to the requirements of the applicable jurisdiction. An entity can elect to adopt the amendments in this Update using either a modified retrospective transition method or a prospective transition method. Under the modified retrospective transition method, an entity would record a cumulative-effect adjustment to residential consumer mortgage loans and foreclosed residential real estate properties existing as of the beginning of the annual period for which the amendments are effective. For prospective transition, an entity would apply the amendments to all instances of an entity receiving physical possession of residential real estate property collateralizing consumer mortgage loans that occur after the date of adoption. Early adoption is permitted. The amendments in this Update are effective for the Company in 2015 and the Company is in the process of determining how it will apply the amendments to its accounting and reporting practices.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations in the contract; recognize revenue when (or as) the entity satisfies a performance obligation. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures).

In August 2014, the FASB issued an accounting standard update (ASU 2014-14) related to; Receivables - Troubled Debt Restructurings by Creditors (subtopic 310-40) Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure. The update requires that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met: (1) The loan has a government guarantee that is not separable from the loan before foreclosure; (2) At the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim; (3) At the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. The amendments in the update are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Our Management

Board of Directors

The Board of Directors of Delhi Bank Corp. is presently composed of seven (7) members who are elected for terms of three (3) years, approximately one third of whom are elected annually as required by the Bylaws of Delhi Bank Corp. Each director of Delhi Bank Corp. is also a member of the Board of Directors of The Delaware National Bank. The executive officers of Delhi Bank Corp. and The Delaware National Bank are elected annually by the respective Board of Directors and serve at such Board's discretion. The following tables present information with respect to our directors and executive officers. Unless otherwise stated, each director and executive officer has held his or her current occupation for the last five years. There are no family relationships among or between the directors or executive officers.

Name	Age (1)	Principal Occupation for Past Five Years and Business Experience	Director Since (2)	Term Expires
Paul J. Roach	61	Vice President and Chief Financial Officer of the Clark Companies, a contracting company.	2001	2015
Andrew F. Davis III	69	Chairman of the Board of Delhi Bank Corp. and The Delaware National Bank. Director and Owner of D&D of Walton, Inc., an auto parts business.	1991	2015
Robert W. Armstrong	52	President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank since 2005; Director and President of Delaware National Realty Corp; Former Treasurer of Delhi Bank Corp. from 1994 to 2004; Former Vice President, Treasurer, Cashier and Trust Officer of The Delaware National Bank from 1987 to 2004.	2005	2015
Michael E. Finberg	68	Director and President of Margaretville Bowl Ltd.; President of MMA Corp.; Owner of Reliable Tent.	1998	2016
Peter V. Gioffe	42	Vice President and Controller of Delhi Bank Corp. since 2005; Vice President and Controller of The Delaware National Bank since 2005; Human Resources Officer of The Delaware National Bank since 2014.	2014	2016
Bruce J. McKeegan	57	Attorney and Sole Owner of McKeegan & McKeegan.	2000	2017
Ann S. Morris	70	Retired President, CPA of Morris & Ronovech CPA, PC, a public accounting firm; Self-employed accountant.	2002	2017

(1) As of December 31, 2014.
(2) Years prior to 1994 indicate service with The Delaware National Bank.

Executive Officers Who are Not Directors

Name	Age (1)	Positions Held with Delhi Bank Corp. and/or The Delaware National Bank	Officer Since
Gretchen E. Rossley	52	Vice President of Administration of The Delaware National Bank since 2006; Secretary of Delaware National Realty Corp. from 2005 to 2013; Vice President of Delaware National Realty Corp. since 2013. Prior to 2006, Ms. Rossley served as Assistant Vice President of Customer Service and as Internal Auditor for The Delaware National Bank.	2005
David E. Wakin	39	Vice President and Chief Information Systems Officer of The Delaware National Bank since 2005	2005
Deirdre A. Hillis	48	Vice President of Lending of The Delaware National Bank since 2009	2009
Terry Mostert	57	Vice President of Customer Service of The Delaware National Bank since 2005	2005
Bryan Boyer	36	Vice President, Senior Trust Officer of The Delaware National Bank since 2013	2013

(1) As of December 31, 2014.

Director Compensation

In 2014, directors of The Delaware National Bank received $1,625 for each regular and special Board meeting attended and $500 for each annual and organizational meeting attended. Non-employee directors who were members of all other committees of The Delaware National Bank received $280 for each committee meeting attended. In addition, our non-employee directors received $300 per day for attendance at seminars. Delhi Bank Corp. does not pay director fees.

Executive Compensation

The following table sets forth the total aggregate annual remuneration paid by Delhi Bank Corp. to the three (3) highest paid persons who are executive officers of Delhi Bank Corp. and/or The Delaware National Bank as a group for 2014.

Name of Individual or Identity of Group	Capacities in which Remuneration was Received	Aggregate Remuneration
The highest paid Executive Officers of The Delaware National Bank and Delhi Bank Corp. (1)	President and Chief Executive Officer of The Delaware National Bank and Delhi Bank Corp.; Vice President and Controller of Delhi Bank Corp. and Vice President, Controller and Human Resources Officer of The Delaware National Bank; and Vice President of Administration of The Delaware National Bank.	$520,495

(1) The group consists of three persons including Robert W. Armstrong, President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank of Delhi, Peter V. Gioffe, Vice President and Controller of Delhi Bank Corp. and Vice President, Controller and Human Resources Officer of The Delaware National Bank and Gretchen E. Rossley, Vice President of Administration of The Delaware National Bank.

Salary Continuation Agreements

The Bank has entered into salary continuation agreements with the President and Chief Executive Officer of The Delaware National Bank and Delhi Bank Corp. and the Vice President and Controller of Delhi Bank Corp. and Vice President of Human Resources and Controller of The Delaware National Bank.

The salary continuation with the President and Chief Executive Officer of The Delaware National Bank provides for an annual benefit of $100,000, payable for 20 years, beginning on the later of the executive attaining the age of 55 or the date on which the executive terminates employment (the "President's Normal Retirement Benefit"). The agreement also provides for a reduced benefit (equal to 1/5th of the accrued liability balance), payable in five equal installments with the first payment made in the month following the executive's termination date, if the executive separates from service with the Bank prior to attaining age 55. The agreement also provides for a disability benefit for a period of 20 years if the executive separates from service with the Bank on account of a disability before attaining age 55 equal to the President's Normal Retirement Benefit regardless of the executive's age on the date of disability. In addition, the agreement provides for a change in control benefit if the executive separates from service with the Bank within two years following a change in control regardless of the executive's age on the date of termination, which is equal to the President's Normal Retirement Benefit and is payable in a lump sum. The agreement also provides for certain benefits to the executive's beneficiary upon the death of the executive.

The salary continuation with the Vice President of Human Resources and Controller of The Delaware National Bank provides for an annual benefit of $32,500, payable for 20 years, upon the executive's termination of employment on or after attaining the age of 60 for any reason other than death or a termination for specially-defined cause (the "Controller's Normal Retirement Benefit"). The agreement also provides for a reduced benefit (equal to 1/5th of the accrued liability balance), payable in five equal installments with the first payment made in the month following the executive's termination date, if the executive separates from service with the Bank prior to attaining age 60. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with the Bank on account of a disability before attaining age 60 equal to the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the executive's termination of service, without regard to vesting. In addition, the agreement provides for a change in control benefit if the executive separates from service with the Bank within two years following a change in control regardless of the executive's age on the date of termination, which is equal to the Controller's Normal Retirement Benefit and is payable in a lump sum. The agreement also provides for certain benefits to the executive's beneficiary upon the death of the executive.

The salary continuation with the Vice President of Administration of The Delaware National Bank provides for an annual benefit of $20,000, payable for 20 years, upon the executive's termination of employment on or after attaining the age of 58 for any reason other than death or a termination for specially-defined cause (the "Vice President's Normal Retirement Benefit"). The agreement also provides for a reduced benefit (equal to 1/5th of the accrued liability balance), payable in five equal installments with the first payment made in the month following the executive's termination date, if the executive separates from service with the Bank prior to attaining age 58. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with the Bank on account of a disability before attaining age 58 equal to the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the executive's termination of service, without regard to vesting. In addition, the agreement provides for a change in control benefit if the executive separates from service with the Bank within two years following a change in control regardless of the executive's age on the date of termination, which is equal to the Vice President's Normal Retirement Benefit and is payable in a lump sum. The agreement also provides for certain benefits to the executive's beneficiary upon the death of the executive.

Corporate Governance and Board Matters

Director Independence

The Company's Board of Directors currently consists of seven members, all of whom are considered independent under the regulations of the FDIC, except for Robert W. Armstrong, President and Chief Executive Officer of the Company and the Bank and Peter V. Gioffe, Vice President, Controller and Human Resources Officer of the Company and the Bank.

Committees of the Board of Directors

The following table identifies the members of our Audit Committee as of December 31, 2014.

Director	Audit Committee
Robert W. Armstrong	X
Andrew F. Davis III	X
Michael E. Finberg	X
Peter V. Gioffe	X
Bruce J. McKeegan	X
Ann S. Morris	X
Paul J. Roach	X*
Number of Meetings in 2014	7

* Denotes Chairperson

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of the Company's accounting and reporting practices, the quality and integrity of the Company's financial reports and the Company's compliance with applicable laws and regulations. The Audit Committee is also responsible for engaging the Company's independent auditors and monitoring its conduct and independence. The Board of Directors has determined that Paul J. Roach and Ann S. Morris are audit committee financial experts under the rules of the Securities and Exchange Commission. A majority of the members of the Audit Committee are considered independent under the regulations of the FDIC.

Transactions with Certain Related Persons

The Delaware National Bank extends credit to certain of our directors, officers and employees, as well as members of their immediate families, in connection with mortgage loans, home equity lines of credit and installment and other consumer loans.

The Delaware National Bank makes loans to executive officers and directors at reduced interest rates under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. The following table reflects the aggregate amount of loans granted by the Bank to each named executive officer and director at December 31, 2014. These loans were performing according to their original terms at December 31, 2014.

Name	Aggregate Loan Principal Outstanding at December 31, 2014
Robert W. Armstrong *President and Chief Executive Officer*	$224,668
Peter V. Gioffe *Vice President, Controller and Human Resources Officer*	306,600
Bryan Boyer *Vice President, Senior Trust Officer*	54,122
Andrew F. Davis III *Director*	27,530
Michael E. Finberg *Director*	38,882
Deirdre A. Hillis *Vice President, Lending*	208,243
Bruce J. McKeegan *Director*	156,952
Ann S. Morris *Director*	132,851
Terry Mostert *Vice President, Customer Service*	—
Paul J. Roach *Director*	55,350
Gretchen E. Rossley *Vice President*	232,322
David E. Wakin *Vice President and Chief Information Systems Officer*	13,339

Delhi Bank Corp. engaged the services of McKeegan & McKeegan, which is owned by director Bruce McKeegan, to provide legal assistance to The Delaware National Bank and its customers in the form of mortgage closing and related services. Amounts paid to McKeegan & McKeegan totaled approximately $45,300 in 2014 and $55,000 in 2013.

Stock Ownership

The following table sets forth, as of December 31, 2014, certain information regarding the beneficial ownership of Delhi Bank Corp. common stock by each of the directors and executive officers of The Delaware National Bank, and all of our directors and executive officers as a group.

Name and Address (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class (3)
Robert W. Armstrong	6,052 (4)	*
Peter V. Gioffe	6,996 (5)	*
Dierdre A. Hillis	8,554 (6)	*
Gretchen E. Rossley	10,822 (7)	*
David E. Wakin	4,685 (8)	*
Andrew F. Davis III	45,839 (9)	3.05
Michael E. Finberg	2,858 (10)	*
Bruce J. McKeegan	11,601 (11)	*
Ann S. Morris	1,800 (12)	*
Paul J. Roach	54,249 (13)	3.61
Terry Mostert	5,894 (14)	*
Bryan Boyer	5,012 (15)	*
All Executive Officers and Directors as a Group — (12) Persons in Total	164,362	10.94

* Does not exceed 1.0% of Delhi Bank Corp.'s voting securities.

(1) Delhi Bank Corp., 124 Main Street, Delhi, New York 13753.

(2) Differences may exist between figures shown here and actual share amounts due to rounding up of such numbers.

(3) Based on 1,502,251 shares outstanding as of December 31, 2014.

(4) Includes 5,566 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Mr. Armstrong.

(5) Includes 6,193 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Mr. Gioffe; 206 shares held as Custodian for Brenna Gioffe and 195 shares held as Custodian for Connor Gioffe.

(6) Includes 8,425 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Ms. Hillis and 129 shares held jointly with Ms. Hillis' spouse.

(7) Includes 3,564 shares held jointly with Ms. Rossley's spouse and 7,192 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Ms. Rossley. Included 66 shares held as custodian for Ms. Rossley's grandchildren.

(8) Includes 4,685 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Mr. Wakin.

(9) Includes 8,125 shares held by Mr. Davis' spouse, 4,055 shares held by D&D of Walton, Inc., of which he is the President. Includes 6,400 shares pledged as security.

(10) Includes 177 shares held jointly with Mr. Finberg's son and 201 shares held jointly with Mr. Finberg's spouse.

(11) Includes 5,150 shares held by Mr. McKeegan's spouse and 5,101 shares held by Robert J. McKeegan and Barbara McKeegan over which Mr. McKeegan held power of attorney.

(12) Includes 225 shares held by Ms. Morris' spouse.

(13) Includes 5,278 shares held jointly with Mr. Roach's wife and 40,871 shares held by Burton F. Clark, Inc. d/b/a Clark Companies of which Mr. Roach is the Vice President.

(14) Includes 5,430 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Mr. Mostert and 464 shares held jointly with Mr. Mostert's spouse.

(15) Includes 4,703 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Mr. Boyer and 34 held as custodian for Lyla A. Boyer.

To our knowledge, the only record owner of 10% or more of any class of our equity securities is Cede & Co. To our knowledge, there are no other beneficial owners of 10% or more of any class of our equity securities.

Regulation and Supervision

General

The Delaware National Bank is a nationally chartered banking association, the deposits of which are insured by the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation ("FDIC"). Federal law, primarily the National Bank Act, delineates the nature and extent of the activities in which The Delaware National Bank can engage. The Delaware National Bank's primary regulator is the Office of the Comptroller of the Currency ("OCC"). By virtue of the insurance of its deposits, however, The Delaware National Bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects The Delaware National Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the OCC and, in some circumstances, the FDIC. The primary purpose of such supervision and regulation is to protect the FDIC insurance fund and depositors. Delhi Bank Corp. is a bank holding company subject to reporting to, and supervision by, the Federal Reserve Board ("FRB").

The regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC or Congress, could have a material adverse impact on The Delaware National Bank, and/or Delhi Bank Corp. and their operations.

Certain of the statutory and regulatory provisions applicable to Delhi Bank Corp. and The Delaware National Bank are described below. This discussion is intended to be a summary, does not purport to be a complete description of the applicable statutes and regulations and their effects on Delhi Bank Corp. and The Delaware National Bank and is qualified in its entirety by reference to the statutes and regulations involved.

Holding Company Regulation

Federal Regulation. Due to its control of The Delaware National Bank, Delhi Bank Corp. is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956 ("BHCA"), as administered by the FRB.

Delhi Bank Corp. is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval will also be required for Delhi Bank Corp. to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Delhi Bank Corp. would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, prior approval may also be required from other agencies having supervisory jurisdiction over banks to be acquired.

A bank holding company is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) finance leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association, provided that the savings association only engages in activities permitted bank holding companies.

Under Federal law, a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," may opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. Delhi Bank Corp. has not, up to now, opted to become a financial holding company. Federal law also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as affiliates for purposes of restrictions on a bank's transactions with affiliates.

The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the OCC for a bank. However, the capital adequacy requirements apply on a bank-only basis until a bank holding company's consolidated assets exceed $500 million.

A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These regulatory policies could affect Delhi Bank Corp.'s ability to pay dividends or otherwise engage in capital distributions. Delhi Bank Corp.'s ability to pay dividends could also be restricted should The Delaware National Bank ever become "undercapitalized." See *"—Corrective Measures for Capital Deficiencies."*

Delhi Bank Corp.'s status as a registered bank holding company under the BHCA does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the Federal securities laws.

Change in Control. Under the Change in Bank Control Act of 1978 (the "CBCA"), a written notice must be submitted to the FRB if any person (including a company), or any group acting in concert, seeks to acquire 10% of any class of Delhi Bank Corp.'s outstanding voting securities, unless the FRB determines that such acquisition will not result in a change of control of the bank. Under the CBCA, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the proposed acquiror, the convenience and needs of the community served by the bank and the antitrust effects of an acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain "control" of Delhi Bank Corp. within the meaning of the BHCA. Control for BHCA purposes generally is defined to mean the ownership or power to vote 25% or more of any class of Delhi Bank Corp.'s voting securities or the ability to control in any manner the election of a majority of Delhi Bank Corp.'s directors. An existing bank holding company would be required to obtain the FRB's prior approval under the BHCA before acquiring more than 5% of Delhi Bank Corp.'s voting stock. See *"—Holding Company Regulation."*

Bank Regulation

Business Activities. The activities of national banks are governed by federal law and regulations. In particular, the authority of national banks to lend money, accept deposits, branch and engage in other activities is found in the National Bank Act and the OCC's regulations.

Examinations. The OCC periodically examines and evaluates national banks. Based upon such examination and evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

Capital Adequacy Requirements. The OCC has adopted regulations establishing minimum requirements for the capital adequacy of national banks. The OCC may establish higher minimum requirements in particular cases if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The OCC's risk-based capital guidelines generally require national banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% ("Tier 1 risk-weighted ratio") and a ratio of total capital to total risk-weighted assets of 8.0% ("total capital risk-weighted ratio"). In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items (including certain recourse arrangements, direct credit substitutes and derivatives), are multiplied by a risk-weight factor of 0% to 100%, assigned by the OCC capital regulations based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries less a percentage of certain nonfinancial investments and intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. As of December 31, 2014, The Delaware National Bank's Tier 1 risk-weighted ratio was 25.13% and total capital risk-weighted ratio was 25.92%.

The OCC's leverage guidelines require that the Tier 1 capital to average total assets ratio ("leverage ratio") for a depository institution that has been assigned the highest composite rating of 1 under the Uniform Financial Institutions Rating System be 3.0% and that the minimum leverage ratio for any other depository institution be 4.0%, unless a higher leverage ratio is warranted by the particular circumstances or risk profile of the depository institution. As of December 31, 2014, The Delaware National Bank's leverage ratio was 8.91%.

Basel III. On July 9, 2013, the federal bank regulatory agencies issued a final rule that will revise their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision ("Basel III") and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies.

Most community banks will have to comply with the higher capital standards under the Basel III capital rule. Bank holding companies with less than $500 million in assets are exempt, but their depository institution subsidiaries must comply.

The rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4.0% to 6.0% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property.

The rule also includes changes in what constitutes regulatory capital, some of which are subject to a two-year transition period. These changes include the phasing-out of certain instruments as qualifying capital. In addition, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock will be required to be deducted from capital, subject to a two-year transition period. Finally, Tier 1 capital will include accumulated other comprehensive income (which includes all unrealized gains and losses on available for sale debt and equity securities), subject to a two-year transition period.

The new capital requirements also include changes in the risk-weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and non-residential mortgage loans that are 90 days past due or otherwise on nonaccrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; a 250% risk weight (up from 100%) for mortgage servicing rights and deferred tax assets that are not deducted from capital; and increased risk-weights (from 0% to up to 600%) for equity exposures.

Finally, the rule limits capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The final rule became effective on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing each year until fully implemented at 2.5% on January 1, 2019.

It is management's belief that, as of December 31, 2014, the Company and the Bank would have met all capital adequacy requirements under Basel III on a fully phased-in basis if such requirements were currently effective.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." For the period ended December 31, 2014, a "well capitalized" bank has a total capital risk-weighted ratio of 10.0% or higher; a Tier 1 risk-weighted ratio of 6.0% or higher; a leverage ratio of 5.0% or higher and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk-weighted ratio of 8.0% or higher; a Tier 1 risk-weighted ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well-capitalized bank. A bank is "undercapitalized" if it fails to meet any one of the ratios required to be adequately capitalized. An institution that has a total risk-weighted ratio less than 6%, a Tier 1 risk-weighted ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and an institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized."

As a result of Basel III, effective January 1, 2015, an institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 8% or greater, a common equity Tier 1 risk-based capital ratio of 6.5% or greater, and a leverage capital ratio of 5% or greater, and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 6% or greater, a common equity Tier 1 risk-based capital ratio of 4.5% or greater and generally a leverage capital ratio of 4% or greater. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 6%, a common equity Tier 1 risk-based capital ratio of less than 4.5% or generally a leverage capital ratio of less than 4%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 4%, a common equity Tier 1 risk-based capital ratio of less than 3% or a leverage capital ratio of less than 3%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

Undercapitalized institutions submit a capital restoration plan acceptable to the regulator, compliance with which must be guaranteed by any controlling holding company in an amount of up to the lesser of 5% of the bank's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. Agency regulations contemplate broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. An undercapitalized depository institution is generally prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the OCC's enforcement actions may become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, prohibitions on holding company dividends and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is generally required to appoint a receiver or conservator within specified time frames.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Restrictions on Bank Dividends. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank's retained net income for the current year and retained net income (meaning net income less all dividends declared) for the preceding two years. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank would be "undercapitalized." The OCC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

Loans to One Borrower. Subject to certain exceptions, federal law provides that a national bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At December 31, 2014, The Delaware National Bank's limit on loans-to-one borrower was $3.1 million. At that date, The Delaware National Bank's largest lending relationship was $1.89 million.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OCC determines that a banking institution fails to meet any standard prescribed by the guidelines, the OCC may require the institution to submit an acceptable plan to achieve compliance with the standard.

Branching. National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. The Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Act") provided for interstate branching for national banks. Under the Act, interstate branching by merger was authorized on June 1, 1997, unless the state in which the target has enacted a law opting out of interstate branching. *De novo* interstate branching is permitted by the Act to the extent the state into which the bank is to branch has enacted a law authorizing out-of-state banks to establish *de novo* branches.

Assessments. National banks pay semi-annual assessments to the OCC to fund its operations. These assessments are based primarily on asset size and financial condition.

Insurance of Deposit Accounts. The Delaware National Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation.

Under the FDIC's existing risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. Assessment rates range from seven to 77.5 basis points on the institution's assessment base, which is calculated as total assets minus tangible equity. The rate schedules will automatically adjust in the future when the Deposit Insurance Fund reaches certain milestones. No institution may pay a dividend if in default of the federal deposit insurance assessment.

Deposit insurance per account owner is currently $250,000 for all types of accounts. That level was made permanent by the Dodd-Frank Act. The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The Federal Deposit Insurance Corporation must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the Federal Deposit Insurance Corporation.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of The Delaware National Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of the Comptroller of the Currency. The management of the Delaware National Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Restrictions on Transactions with Affiliates and Insiders. Transactions between a bank and any non-banking affiliates are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with The Delaware National Bank, including Delhi Bank Corp. Currently, a subsidiary of a bank that is not also a depository institution is not generally treated as an affiliate of the bank for purposes of Sections 23A and 23B unless it is a "financial subsidiary" that is engaged in activities not permissible for the bank itself. In general, Section 23A imposes limits on the amount of transactions with affiliates, and also requires certain levels of collateral for loans to and guarantees issued on behalf of affiliated parties.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by Delhi Bank Corp. to its executive officers and directors. However, the law contains a specific exception for loans by a bank to its executive officers and directors in compliance with federal banking laws. The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions. Those restrictions include quantitative and qualitative limits on loans to insiders, including more stringent limits on loans to executive officers. There is also an aggregate limitation on all loans to insiders and their related interests and certain board approval requirements. Those loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Loans to insiders may generally be made only on non-preferential terms except as part of a bank-wide employee benefit program that does not favor insiders over other employees. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operation of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. An unsatisfactory record can substantially delay or block such a transaction. Federal law requires federal banking agencies to make public a rating of a bank's performance under the CRA. The Delaware National Bank's latest CRA rating was "Satisfactory."

Consumer Laws and Regulations. The Delaware National Bank's operations are also subject to federal laws applicable to credit transactions, including the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; and
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of The Delaware National Bank also are subject to laws such as the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and
- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check.

The Delaware National Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing operations.

Enforcement Powers. The OCC, the FDIC, the FRB and the other federal banking agencies have broad enforcement powers, including the power to issue cease and desist orders, remove directors and officers, impose substantial fines and other civil penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject The Delaware National Bank or Delhi Bank Corp., as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions such as cease and desist orders and potentially substantial civil money penalties. The OCC may appoint the FDIC as conservator or receiver for a national bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank being undercapitalized and having no reasonable prospect of becoming adequately capitalized or failing to submit and implement an acceptable capital restoration plan; the bank being in unsafe and unsound condition to transact business or the bank undergoing a substantial dissipation of assets or earnings due to violation of law or regulation or an unsafe or unsound practice.

Federal Reserve System. The FRB regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows for 2014: a 3% reserve ratio was assessed on net transaction accounts up to and including $89.0 million; a 10% reserve ratio is applied above $89.0 million. The first $13.3 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually and, for 2015, will require a 3% ratio for up to $103.6 million and an exemption of $14.5 million. At December 31, 2014, the Bank met applicable Federal Reserve Board reserve requirements.

The Changing Regulatory Structure. Legislation that would affect The Delaware National Bank and Delhi Bank Corp. is, from time to time, introduced in Congress.

On July 21, 2010, the President signed into law the Dodd-Frank Act. The Dodd-Frank Act established the Consumer Financial Protection Bureau as an independent bureau of the Federal Reserve Board. The Consumer Financial Protection Bureau assumed responsibility for implementing federal consumer financial protection and fair lending laws and regulations, a function currently handled by federal bank regulatory agencies. However, institutions of less than $10 billion, such as the Bank, will continue to be examined for compliance with consumer protection or fair lending laws and regulations by, and be subject to enforcement authority of their primary regulators.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of banks. Among the means available to the FRB to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits or in interest paid on excess reserves. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

FRB monetary policies have materially affected the operating results of banks in the past and can be expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the bank cannot be predicted.

Description of Common Stock

We are authorized to issue 5,000,000 shares of common stock having a par value $1.00 per share. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. We are not authorized to issue preferred stock.

Voting Rights. The holders of our common stock possess exclusive voting rights. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock. Holders of shares of common stock are not entitled to cumulate votes for the election of directors.

Dividends. The holders of common stock are entitled to such dividends as the Board of Directors may declare from time to time out of funds legally available for the payment of dividends. Dividends from us largely depend upon the receipt by us of dividends from The Delaware National Bank because we generally have no source of cash flow other than dividends from The Delaware National Bank.

We pay quarterly dividends to our stockholders based on a quarterly determination of the Board of Directors. It is our present intention to continue our present dividend policy subject to the discretion of the Board of Directors. The Plan does not represent a change in our dividend policy. Stockholders who do not wish to participate and those who are ineligible to participate in the Plan will continue to receive cash dividends when and as declared. As discussed in *"Risk Factors – We cannot guarantee future payment of dividends"* we cannot provide assurance whether, or at what rate, we will continue to pay dividends.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all of our debts and other liabilities.

Other Characteristics. Holders of common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of common stock which may be issued. Therefore, the Board of Directors may authorize the issuance and sale of shares of our capital stock without first offering them to our existing stockholders. The common stock is not subject to any redemption or sinking fund provisions.

Plan of Distribution

The Delaware National Bank will act as the Plan Administrator and purchase shares of our common stock to fund the Plan directly from the Company at fair market value. We will appoint a third party plan administrator if shares are to be purchased in the open market or in negotiated transactions to fund the Plan. Since the inception of the Plan in August 2003, all shares to fund the Plan have been acquired directly from the Company from its treasury shares. No employee, officer or director will receive any commissions or additional remuneration for activities involving the Plan. We have no arrangements to engage securities dealers in connection with the Plan at this time. All of our stockholders who choose to participate in the Plan must do so by completing and returning to us the Authorization Form and all other required materials as described under *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan"* and listed on the Authorization Form enclosed with this offering circular. We are making no recommendation regarding participation in the Plan. Robert W. Armstrong, President and Chief Executive Officer of Delhi Bank Corp., should be contacted for any questions regarding the Plan at (855) 333-3544.

Dividends and Stock Repurchases

Delhi Bank Corp. has paid cash dividends since 1994. In 2014, we declared quarterly cash dividends for an annual dividend of $0.636 per share. No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future. Our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. The payment of dividends from the Bank will depend upon The Delaware National Bank's earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors of the Bank considers any declaration of dividends. As a bank holding company, our ability to pay dividends is subject to Federal Reserve Board regulations as described under *"Regulation and Supervision – Holding Company Regulation,* and the Federal Reserve Board's policy statement regarding the payment of dividends by bank holding companies as described under *"Risk Factors Related to the Offering – We cannot guarantee future payment of dividends."*

Delhi Bank Corp. has repurchased its common stock in the past under stock repurchase plans adopted by the Board of Directors. Our current stock repurchase plan was last extended on June 11, 2009 and remains open as of the date of this offering circular. No assurance can be given that we will adopt stock repurchase plans to repurchase our common stock in the future. Any potential repurchase of our common stock in the future will depend on our earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any repurchase plan.

Use of Proceeds

We cannot predict the number of shares of common stock that will be purchased under the Plan or the prices at which shares will be purchased. As of the date of this offering circular, the proceeds received by Delhi Bank Corp. pursuant to the Plan have been used to cover the costs of the Plan and for general corporate purposes. To the extent that additional shares are purchased from us, and not in the open market, as contemplated as of the date of this offering circular, we intend to use the proceeds from the sales to cover the costs of this offering. Once the costs of this offering have been paid, we intend to add any additional proceeds from the sales to our general funds to be used for general corporate purposes, including, without limitation, investments in and advances to The Delaware National Bank and repurchases of our common stock. The amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds.

Legal Opinion

Kilpatrick Townsend & Stockton LLP, Washington, DC, has issued a legal opinion concerning the validity of the common stock being issued in connection with the Plan.

Independent Auditors

The financial statements as of December 31, 2014 and 2013 and for the years then ended in this offering circular have been audited by Baker Tilly Virchow Krause, LLP, our independent auditors.

Index to Consolidated Financial Statements of Delhi Bank Corp.

BAKER TILLY

formerly
PARENTEBEARD

Baker Tilly Virchow Krause, LLP
46 Public Sq, Ste 400
Wilkes-Barre, PA 18701-2609
tel 570 820 0100
tel 800 267 9405
fax 888 264 9617
bakertilly.com

Independent Auditors' Report

Board of Directors and Stockholders
Delhi Bank Corp. and Subsidiary

We have audited the accompanying consolidated financial statements of Delhi Bank Corp. and Subsidiary (the "Company"), which comprise the consolidated balance sheet as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delhi Bank Corp. and Subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Wilkes-Barre, Pennsylvania
March 19, 2015

Delhi Bank Corp. and Subsidiary

Consolidated Balance Sheet
December 31, 2014 and 2013

	2014	2013
Assets		
Cash and due from banks	$ 4,660,891	$ 10,931,508
Interest-bearing deposits with banks	32,445,000	18,258,000
Available for sale securities	126,198,322	133,895,070
Held to maturity securities	7,754,529	5,521,877
Restricted equity securities	371,700	399,200
Loans receivable, net	97,625,806	92,073,917
Premises and equipment, net	3,074,835	3,142,829
Bank owned life insurance	6,443,950	6,371,906
Other assets	3,396,405	4,022,688
Total assets	$ 281,971,438	$ 274,616,995
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 34,882,141	$ 32,993,223
Interest-bearing	217,920,224	215,371,296
Total deposits	252,802,365	248,364,519
Short-term borrowings	372,000	-
Capital lease obligation	254,473	265,419
Other liabilities	3,252,070	3,545,607
Total liabilities	256,680,908	252,175,545
Stockholders' Equity		
Common stock, $1 par; 5,000,000 shares authorized; 1,612,495 shares issued and 1,502,251 shares outstanding in 2014, and 1,596,039 shares issued and 1,481,195 shares outstanding in 2013	1,612,495	1,596,039
Additional paid-in capital	2,667,785	2,168,300
Retained earnings	22,341,310	21,443,882
Accumulated other comprehensive income (loss)	656,503	(832,234)
Treasury stock, at cost; 110,244 shares in 2014 and 114,844 shares in 2013	(1,987,563)	(1,934,537)
Total stockholders' equity	25,290,530	22,441,450
Total liabilities and stockholders' equity	$ 281,971,438	$ 274,616,995

See notes to consolidated financial statements

Delhi Bank Corp. and Subsidiary

Consolidated Statement of Income
Years Ended December 31, 2014 and 2013

	2014	2013
Interest and Dividend Income		
Interest and fees on loans	$ 4,518,256	$ 4,601,967
Investments:		
Taxable	2,888,060	2,867,712
Tax-exempt	843,401	1,006,591
Dividends	15,794	15,165
Total interest and dividend income	8,265,511	8,491,435
Interest Expense		
Deposits	1,065,575	1,351,999
Borrowed funds and capital lease	24,770	18,687
Total interest expense	1,090,345	1,370,686
Net Interest Income	7,175,166	7,120,749
Provision for Loan Losses	24,500	-
Net Interest Income After Provision for Loan Losses	7,150,666	7,120,749
Noninterest Income		
Service charges and fees	1,194,521	1,358,311
Net gain on sales of securities	69,224	376,876
Bank owned life insurance income	270,424	217,549
Total noninterest income	1,534,169	1,952,736
Noninterest Expense		
Salaries and employee benefits	3,386,829	3,832,456
Occupancy and equipment	1,443,862	1,448,104
FDIC premiums	152,836	169,220
ATM and debit card processing	211,232	352,969
Other	1,185,425	1,113,570
Total noninterest expense	6,380,184	6,916,319
Income Before Provision for Income Taxes	2,304,651	2,157,166
Provision for Income Taxes	449,654	429,328
Net Income	$ 1,854,997	$ 1,727,838
Earnings Per Share	$ 1.24	$ 1.17

See notes to consolidated financial statements

Delhi Bank Corp. and Subsidiary

Consolidated Statement of Comprehensive Income (Loss)
Years Ended December 31, 2014 and 2013

	2014	2013
Net Income	$ 1,854,997	$ 1,727,838
Other Comprehensive Income (Loss)		
Unrealized gains (losses) on available-for-sale securities	2,504,591	(5,962,514)
Less reclassification adjustment for gains included in net gain on sales of securities on consolidated statement of income	(66,038)	(357,051)
Net unrealized gains (losses) on available for sale securities	2,438,553	(6,319,565)
Tax effect (a)	(949,816)	2,461,471
Total other comprehensive income (loss)	1,488,737	(3,858,094)
Total Comprehensive Income (Loss)	$ 3,343,734	$ (2,130,256)

(a) Includes provision for income taxes of $25,755 in 2014 and $139,250 in 2013 related to the realized net gain on sales of securities

See notes to consolidated financial statements

Delhi Bank Corp. and Subsidiary

Consolidated Statement of Changes in Stockholders' Equity
Years Ended December 31, 2014 and 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2012	$ 1,579,151	$ 1,664,763	$ 20,642,346	$ 3,025,860	$ (2,098,902)	$ 24,813,218
Net income			1,727,838			1,727,838
Other comprehensive loss				(3,858,094)		(3,858,094)
Issuance of 16,888 shares of common stock	16,888	427,165				444,053
Purchase of 1,933 shares of treasury stock					(48,348)	(48,348)
Sale of 12,731 shares of treasury stock		76,372			212,713	289,085
Dividends declared ($0.6255 per share)			(926,302)			(926,302)
Balance, December 31, 2013	1,596,039	2,168,300	21,443,882	(832,234)	(1,934,537)	22,441,450
Net income			1,854,997			1,854,997
Other comprehensive income				1,488,737		1,488,737
Issuance of 16,456 shares of common stock	16,456	431,970				448,426
Purchase of 12,932 shares of treasury stock					(354,338)	(354,338)
Sale of 17,532 shares of treasury stock		67,515			301,312	368,827
Dividends declared ($0.6374 per share)			(957,569)			(957,569)
Balance, December 31, 2014	$ 1,612,495	$ 2,667,785	$ 22,341,310	$ 656,503	$ (1,987,563)	$ 25,290,530

See notes to consolidated financial statements

Delhi Bank Corp. and Subsidiary

Consolidated Statement of Cash Flows
Years Ended December 31, 2014 and 2013

	2014	2013
Cash Flows from Operating Activities		
Net income	$ 1,854,997	$ 1,727,838
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	24,500	-
Depreciation	329,557	310,360
Net gain on sales of securities	(69,224)	(376,876)
Amortization and accretion of investment securities, net	827,488	1,165,793
Deferred income taxes	180,383	(58,768)
Bank owned life insurance income	(270,424)	(210,967)
Provision for loss on foreclosed assets	30,000	18,500
Loss on sale of foreclosed assets	32,743	15,094
Net change in:		
Other assets	(651,723)	(142,672)
Other liabilities	(299,267)	533,671
Net cash provided by operating activities	1,989,030	2,981,973
Cash Flows from Investing Activities		
Net increase in interest-bearing deposits in banks	(14,187,000)	(12,441,000)
Purchase of available for sale securities	(15,279,594)	(29,995,560)
Proceeds from sales of available for sale securities	5,968,232	17,317,451
Proceeds from maturities, calls and principal repayments of available for sale securities	18,709,642	27,290,483
Purchase of held to maturity securities	(4,075,164)	(1,143,150)
Proceeds from maturities, calls and principal repayments of held to maturity securities	1,692,418	2,597,084
Proceeds from sales of held-to-maturity securities	128,851	755,175
Purchase of restricted equity securities	(400,200)	(703,300)
Proceeds from redemption of restricted equity securities	427,700	633,100
Net increase in loans receivable	(5,678,843)	(3,552,739)
Proceeds from bank owned life insurance	198,380	-
Proceeds from sale of foreclosed assets	187,518	50,906
Purchase of premises and equipment	(261,563)	(106,064)
Net cash (used in) provided by investing activities	(12,569,623)	702,386
Cash Flows from Financing Activities		
Net increase in deposits	4,437,846	1,620,466
Net increase in short-term borrowings	372,000	-
Principal payments on capital lease obligation	(10,946)	(11,195)
Dividends paid	(951,839)	(916,840)
Purchase of treasury stock	(354,338)	(48,348)
Issuance of common stock	448,426	444,053
Proceeds from sale of treasury stock	368,827	289,085
Net cash provided by financing activities	4,309,976	1,377,221
Net (Decrease) Increase in Cash and Due From Banks	(6,270,617)	5,061,580
Cash and Due From Banks, Beginning of Year	10,931,508	5,869,928
Cash and Due From Banks, End of Year	$ 4,660,891	$ 10,931,508

See notes to consolidated financial statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Delhi Bank Corp. (the "Bank Corp.") and its wholly-owned subsidiary, the Delaware National Bank of Delhi (the "Bank") (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

The Company provides a full range of commercial banking services to individual and small business customers in Delaware County, New York. The area is a rural market with an economic base made up of light manufacturing, retail and agricultural businesses. The Company's primary deposit products are demand deposits and interest bearing time and savings accounts. It offers a full array of loan products to meet the needs of retail and commercial customers.

The Bank is subject to regulation by the Office of the Comptroller of the Currency. The Bank Corp. is subject to regulation by the Federal Reserve Bank of New York.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of investment securities and determination of other-than-temporary impairment thereon, and valuation of deferred tax assets.

In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in economic conditions. It is reasonably possible that the estimated losses on loans may change materially in the near term.

The Company's investment securities are comprised of a variety of financial instruments. The fair values and possible other-than-temporary impairment of these securities are subject to various risks including changes in the interest rate environment and general economic conditions. Due to the increased level of these risks and their potential impact on the fair values and the need to recognize other-than-temporary impairment of the securities, it is possible that the amounts reported in the accompanying financial statements could materially change in the near term.

Cash and Due from Banks

For the purposes of the statement of cash flows, cash and due from banks includes cash on hand, amounts due from other banks, and federal funds sold.

Interest-bearing Deposits with Banks

Interest-bearing deposits with banks consist of certificates of deposit and are carried at cost which approximates fair value.

Significant Group Concentration of Credit Risk

The Company grants loans to customers primarily located in Delaware County, New York and the surrounding counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic conditions in its marketplace. The Company does not have any significant concentrations from one industry or customer.

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and reported at amortized cost. Securities not classified as held-to-maturity are classified as "available-for-sale" and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The Company has no trading securities.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their costs that are deemed to be other-than-temporary are reflected in earnings as realized losses.

Restricted Equity Securities

Restricted equity securities consist of investments in the Federal Home Loan Bank of New York ("FHLB"), the Federal Reserve Bank of New York and the Atlantic Community Bankers Bank. Investments in these entities are restricted and carried at cost.

The Company, as a member of the FHLB system, is required to maintain an investment in the capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. Management considers whether this investment is impaired based on the ultimate recoverability of the cost basis rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost includes (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on the institutions and on the customer base of the FHLB. Management believes no impairment charge is necessary related to its investment in FHLB stock.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances, adjusted for the allowance for loan losses and any unamortized deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the contractual life of the loan using the interest method.

The loan receivable portfolio is segmented into real estate, commercial and industrial, agricultural and consumer loans. Real estate loans include loans secured by commercial, residential and agricultural properties. Residential loans include 1-4 family mortgage loans and home equity loans. Commercial and industrial loans are secured by equipment, accounts receivable, inventories or other business assets. Agricultural loans are secured by equipment and other farm assets. Consumer loans consist of personal installment and auto loans and credit cards. The segments of the Company's loan portfolio are disaggregated to a level that allows management to monitor risk and performance. Common risk characteristics include loan type, collateral type and geographic location.

Generally, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income. Interest received on nonaccrual loans, including impaired loans, is either applied to principal or recognized as interest income, depending on management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Consumer loans are generally charged off no later than 120 days past due on a contractual basis (earlier in the event of bankruptcy) or if there is an amount deemed uncollectible.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available

The allowance consists of specific and general components.

The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, a specific allowance is established when the collateral value, observable market price, or discounted cash flows of the impaired loan is lower than the carrying value of that loan. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment records, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis.

The estimated fair values of substantially all of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral.

For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted, when necessary, to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable agings or equipment appraisals or invoices. Indications of value from these sources are generally discounted, as appropriate, based on the age of the financial information or the quality of the assets.

The general component covers pools of loans by loan class including loans not considered impaired, as well as smaller balance homogeneous loans, such as residential and consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates, adjusted for qualitative risk factors. These qualitative risk factors include:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.
2. National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.
3. Nature and volume of the portfolio and terms of loans.
4. Experience, ability, and depth of lending management and staff.
5. Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.
6. Existence and effect of any concentrations of credit and changes in the level of such concentrations.
7. Oversight, including the impact of banking laws and regulations as well as the overall regulatory environment.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loan classes. Credit quality risk ratings include regulatory classifications of pass, special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are immediately charged to the allowance for loan losses. Loans not classified are rated pass. To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process encompassing both internal and external oversight. The Company's loan officers are responsible for the timely and accurate risk rating of all loans in the Company's loan portfolio at origination and on an ongoing basis. The Company utilizes an external loan review consultant to conduct a loan review of its portfolio each year. The external consultant generally reviews all commercial loan relationships exceeding a specified threshold.

Loans whose terms are modified are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring may involve a temporary reduction in interest rate or an extension of a loan's stated maturity date. Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired.

In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

In 2013, the Company revised its allowance methodology to combine the agricultural real estate loan class with the commercial real estate loan class. Prior to this, agricultural real estate was separately reported. The effect of the change was not material to the allowance calculation. The Company made no significant changes to its accounting policies or methodologies for the allowance for loan losses in 2014.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated lives of the assets. Assets under capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset and amortized over the shorter of the lease term or the estimated life of the asset. Amortization of assets under capital lease is included in depreciation expense.

Bank Owned Life Insurance

The Company is the owner and beneficiary of life insurance policies on certain employees and directors. The life insurance investment is carried at the cash surrender value of the underlying policies. The increase in the cash surrender value is recognized as a component of noninterest income. The policies can be liquidated, if necessary, with tax costs associated. However, the Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Earnings Per Share

Earnings per share is based on the weighted average number of shares of common stock outstanding. The Company's basic and diluted earnings per share are the same since there are no dilutive shares of potential common stock outstanding. Weighted average shares outstanding were 1,495,211 in 2014 and 1,470,656 in 2013.

Advertising Costs

Advertising costs are expensed as incurred and were $42,404 in 2014 and $47,130 in 2013.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Any losses based on the asset's fair value at the date of foreclosure are charged to the allowance for loan losses Subsequent to foreclosure, valuations are periodically performed and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs incurred in maintaining foreclosed assets and subsequent adjustments to the carrying amount of the assets are included in other noninterest expenses. Foreclosed assets totaled $249,084 and $396,892 at December 31, 2014 and 2013, respectively, and are included in other assets.

Income Taxes

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities. Enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Treasury Stock

Treasury stock is recorded at cost. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists solely of the net unrealized gains on available-for-sale securities, net of deferred income taxes. Accumulated other comprehensive income consists of net unrealized gains of $1,075,353 less deferred income taxes of $418,850 at December 31, 2014 and net unrealized losses of $1,363,200 less deferred income taxes of $530,966 at December 31, 2013.

Statement of Cash Flows

Interest paid totaled $1,101,549 in 2014 and $1,390,928 in 2013. Income tax payments totaled $331,866 in 2014 and $401,000 in 2013. Amounts transferred from loans to foreclosed assets were $102,454 in 2014 and $112,308 in 2013.

Subsequent Events

The Company has evaluated subsequent events through March 19, 2015, the date the consolidated financial statements were available to be issued.

2. Cash and Due From Banks

The Company is required to maintain amounts on reserve with the Federal Reserve Bank. These reserves totaled $1,360,000 at December 31, 2014 and $1,256,000 at December 31, 2013.

The Company is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2014 was $471,000. There was no required minimum clearing balance at December 31, 2013.

3. Investment Securities

The amortized cost and fair values of investment securities available-for-sale and held-to-maturity are as follows:

	December 31, 2014			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:				
U.S. government agencies	$ 34,111,914	$ 826,957	$ 175,527	$ 34,763,344
U.S. government sponsored enterprises - ("GSE") - mortgage-backed securities - residential	64,220,354	294,997	968,491	63,546,860
Corporate debt securities	1,545,161	10,998	5,214	1,550,945
Local government obligations	25,245,540	1,091,633	-	26,337,173
Total	$ 125,122,969	$ 2,224,585	$ 1,149,232	$ 126,198,322
Held-to-maturity:				
Mortgage-backed securities - GSE - residential	$ 2,246,524	$ 62,386	$ 7,383	$ 2,301,527
Local government obligations	5,508,005	130,949	-	5,638,954
Total	$ 7,754,529	$ 193,335	$ 7,383	$ 7,940,481

	December 31, 2013			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:				
U.S. government agencies	$ 41,724,966	$ 441,856	$ 644,234	$ 41,522,588
U.S. government sponsored enterprises - ("GSE") - mortgage-backed securities - residential	64,981,833	228,059	2,178,694	63,031,198
Corporate debt securities	1,613,490	22,875	-	1,636,365
Local government obligations	26,937,981	806,438	39,500	27,704,919
Total	$ 135,258,270	$ 1,499,228	$ 2,862,428	$ 133,895,070
Held-to-maturity:				
Mortgage-backed securities - GSE - residential	$ 2,780,341	$ 53,938	$ 52,881	$ 2,834,170
Local government obligations	2,741,536	98,561	-	2,840,097
Total	$ 5,521,877	$ 152,499	$ 52,881	$ 5,621,495

The amortized cost and fair market values of debt securities at December 31, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Available-for-Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 1,069,188	$ 1,083,559
Due after one through five years	14,506,079	14,810,777
Due after five through ten years	14,949,858	15,499,944
Due after ten years	30,377,490	31,257,182
Mortgage-backed securities	64,220,354	63,546,860
Total	$ 125,122,969	$ 126,198,322

	Held-to-Maturity	
	Amortized Cost	Fair Value
Due in one year or less	$ 4,199,459	$ 4,224,743
Due after one through five years	973,213	1,026,979
Due after five through ten years	212,833	242,407
Due after ten years	122,500	144,825
Mortgage-backed securities	2,246,524	2,301,527
Total	$ 7,754,529	$ 7,940,481

Gross realized gains on the sale of securities available-for-sale were $66,287 in 2014 and $377,787 in 2013. Gross realized losses were $249 in 2014 and $20,736 in 2013.

The Company sold certain of its securities held-to-maturity in 2014 and 2013. These securities were considered as held-to-maturity as more than a substantial portion (at least 85 percent) of the principal outstanding at acquisition had been collected. Gross realized gains were $3,562 in 2014 and $21,353 in 2013 and gross realized losses were $376 in 2014 and $1,528 in 2013.

The following tables show the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2014					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Value
Available-for-sale:						
U.S. government agencies	$ 808,363	$ 10,392	$ 6,074,902	$ 165,135	$ 6,883,265	$ 175,527
Mortgage-backed securities - GSE - residential	569,646	1,635	38,987,018	966,856	39,556,664	968,491
Corporate debt securities	500,010	5,214	-	-	500,010	5,214
Total	$ 1,878,019	$ 17,241	$ 45,061,920	$ 1,131,991	$ 46,939,939	$ 1,149,232
Held-to-maturity:						
Mortgage-backed securities - GSE - residential	$ 889,462	$ 7,383	$ -	$ -	$ 889,462	$ 7,383

	December 31, 2013					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Value
Available-for-sale:						
U.S. government agencies	$ 22,086,839	$ 683,734	$ -	$ -	$ 22,086,839	$ 683,734
Mortgage-backed securities - GSE - residential	48,766,259	2,175,558	185,659	3,136	48,951,918	2,178,694
Total	$ 70,853,098	$ 2,859,292	$ 185,659	$ 3,136	$ 71,038,757	$ 2,862,428
Held-to-maturity:						
Mortgage-backed securities - GSE - residential	$ 1,229,130	$ 52,881	$ -	$ -	$ 1,229,130	$ 52,881

The Company had 36 debt securities in unrealized loss positions at December 31, 2014. The securities have depreciated approximately 2.4% from the Company's amortized cost basis. These securities are issued by U.S. government agencies, U.S. government sponsored enterprises or large corporate issuers. The unrealized losses are considered to result from changes in interest rates and not from downgrades in the creditworthiness of the issuers. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. The Company does not intend to sell these securities nor is it more likely than not that it will be required to sell these securities prior to recovery. No declines are deemed to be other-than-temporary.

Investment securities with carrying amounts of $46,159,935 and $36,932,516 at December 31, 2014 and 2013, respectively, were pledged to secure deposits as required or permitted by law.

4. Loans Receivable and Allowance for Loan Losses

Loans receivable at December 31 are summarized as follows:

	2014	2013
Real estate:		
Residential	$ 62,358,256	$ 58,981,316
Commercial	29,546,733	26,298,141
Commercial and industrial	2,404,346	3,532,015
Agricultural	147,926	203,319
Consumer	3,907,504	3,809,705
Total	98,364,765	92,824,496
Allowance for loan losses	738,959	750,579
Net	$ 97,625,806	$ 92,073,917

Deferred loan costs were $1,328,428 at December 31, 2014 and $1,090,236 at December 31, 2013 and are included in the loan balances above.

Changes in the allowance for loan losses for 2014 and related loan information are as follows:

	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Agricultural	Consumer	Total
Allowance for loan losses:						
Beginning balance, January 1, 2014	$ 388,764	$ 169,176	$ 14,738	$ 610	$ 177,291	$ 750,579
Charge-offs	(26,215)	-	(2,311)	-	(37,077)	(65,603)
Recoveries	1,500	10,743	2,316	481	14,443	29,483
Provision	110,100	(103,709)	(5,198)	(647)	23,954	24,500
Ending balance, December 31, 2014	$ 474,149	$ 76,210	$ 9,545	$ 444	$ 178,611	$ 738,959
Ending balance individually evaluated for impairment	$ 99,514	$ 14,497	$ -	$ -	$ -	$ 114,011
Ending balance collectively evaluated for impairment	$ 374,635	$ 61,713	$ 9,545	$ 444	$ 178,611	$ 624,948
Loans receivable at December 31, 2014:						
Total balance	$ 62,358,256	$ 29,546,733	$ 2,404,346	$ 147,926	$ 3,907,504	$ 98,364,765
Ending balance individually evaluated for impairment	$ 1,574,943	$ 302,604	$ -	$ -	$ 21,491	$ 1,899,038
Ending balance collectively evaluated for impairment	$ 60,783,313	$ 29,244,129	$ 2,404,346	$ 147,926	$ 3,886,013	$ 96,465,727

Changes in the allowance for loan losses for 2013 and related loan information are as follows:

	Residential Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial and Industrial	Agricultural	Consumer	Total
Allowance for loan losses:							
Beginning balance, January 1, 2013	$ 348,001	$ 284,556	$ 4,784	$ 22,023	$ 647	$ 168,018	$ 828,029
Charge-offs	(37,496)	-	-	-	-	(77,484)	(114,980)
Recoveries	2,626	5,605	-	7,302	3,024	18,973	37,530
Provision	75,633	(120,985)	(4,784)	(14,587)	(3,061)	67,784	-
Ending balance, December 31, 2013	$ 388,764	$ 169,176	$ -	$ 14,738	$ 610	$ 177,291	$ 750,579
Ending balance individually evaluated for impairment	$ 59,845	$ 66,915	$ -	$ -	$ -	$ -	$ 126,760
Ending balance collectively evaluated for impairment	$ 328,919	$ 102,261	$ -	$ 14,738	$ 610	$ 177,291	$ 623,819
Loans receivable at December 31, 2013:							
Total balance	$ 58,981,316	$ 26,298,141	$ -	$ 3,532,015	$ 203,319	$ 3,809,705	$ 92,824,496
Ending balance individually evaluated for impairment	$ 528,195	$ 386,837	$ -	$ -	$ -	$ -	$ 915,032
Ending balance collectively evaluated for impairment	$ 58,453,121	$ 25,911,304	$ -	$ 3,532,015	$ 203,319	$ 3,809,705	$ 91,909,464

The following table summarizes information on impaired loans at December 31:

December 31, 2014	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate	$ 217,614	$ 214,787	$ -	$ 228,494	$ 7,312
Residential real estate	1,254,911	1,181,560	-	1,317,656	45,400
Consumer	22,664	21,491	-	23,797	1,475
With an allowance recorded:					
Commercial real estate	$ 87,817	$ 87,817	$ 14,497	$ 92,208	$ -
Residential real estate	407,364	393,383	99,514	427,732	17,857
Consumer	-	-	-	-	-
Totals:					
Commercial real estate	$ 305,431	$ 302,604	$ 14,497	$ 320,702	$ 7,312
Residential real estate	1,662,275	1,574,943	99,514	1,745,388	63,257
Consumer	22,664	21,491	-	23,797	1,475

December 31, 2013	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate	$ 128,672	$ 128,672	$ -	$ 171,304	$ -
Residential real estate	-	-	-	-	-
With an allowance recorded:					
Commercial real estate	$ 258,165	$ 258,165	$ 66,915	$ 265,434	$ 18,921
Residential real estate	528,195	528,195	59,845	543,848	7,588
Totals:					
Commercial real estate	$ 386,837	$ 386,837	$ 66,915	$ 436,738	$ 18,921
Residential real estate	528,195	528,195	59,845	543,848	7,588

The following table presents information on nonaccrual loans at December 31:

	2014	2013
Commercial real estate	$ 188,409	$ 154,591
Residential real estate	543,801	421,745
Total	$ 732,210	$ 576,336

The following table presents information by the Company's internal risk rating system at December 31:

2014	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Agricultural	Consumer	Total
Pass	$ 56,576,316	$ 25,721,661	$ 1,891,571	$ 141,498	$ 3,695,227	$ 88,026,273
Special mention	3,220,308	2,050,448	327,400	6,428	171,686	5,776,270
Substandard	2,017,831	1,586,215	185,375	-	40,591	3,830,012
Doubtful	543,801	188,409	-	-	-	732,210
Loss	-	-	-	-	-	-
Total	$ 62,358,256	$ 29,546,733	$ 2,404,346	$ 147,926	$ 3,907,504	$ 98,364,765

2013	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Agricultural	Consumer	Total
Pass	$ 53,144,184	$ 22,609,558	$ 2,967,110	$ 203,319	$ 3,576,889	$ 82,501,060
Special mention	3,173,103	1,626,780	306,917	-	208,915	5,315,715
Substandard	2,291,947	1,994,888	257,988	-	23,901	4,568,724
Doubtful	372,082	66,915	-	-	-	438,997
Loss	-	-	-	-	-	-
Total	$ 58,981,316	$ 26,298,141	$ 3,532,015	$ 203,319	$ 3,809,705	$ 92,824,496

The following table presents information on past due status at December 31:

2014	30-59 Days Past Due	60-89 Days Past Due	Greater > 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days Accruing
Residential real estate	$ 602,654	$ 110,753	$ 1,396,128	$ 2,109,535	$ 60,248,721	$ 62,358,256	$ 933,152
Commercial real estate	18,724	-	43,308	62,032	29,484,701	29,546,733	43,308
Commercial and industrial	-	-	-	-	2,404,346	2,404,346	-
Agricultural	-	-	-	-	147,926	147,926	-
Consumer	16,910	-	21,652	38,562	3,868,942	3,907,504	21,652
Total	$ 638,288	$ 110,753	$ 1,461,088	$ 2,210,129	$ 96,154,636	$ 98,364,765	$ 998,112

2013	30-59 Days Past Due	60-89 Days Past Due	Greater > 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days Accruing
Residential real estate	$ 749,210	$ 290,065	$ 924,292	$ 1,963,567	$ 57,017,749	$ 58,981,316	$ 548,009
Commercial real estate	167,444	128,672	25,919	322,035	25,976,106	26,298,141	-
Commercial and industrial	-	-	-	-	3,532,015	3,532,015	-
Agricultural	-	-	-	-	203,319	203,319	-
Consumer	500	17,409	7,021	24,930	3,784,775	3,809,705	7,021
Total	$ 917,154	$ 436,146	$ 957,232	$ 2,310,532	$ 90,513,964	$ 92,824,496	$ 555,030

The Company may grant a concession or modification for economic or legal reasons related to a borrower's financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring ("TDR"). The Company may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers' operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of calculating the Company's allowance for loan losses.

The Company identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower's financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

The Company did not enter into any TDRs or have any TDRs default in 2014 and 2013.

5. Premises and Equipment

Premises and equipment at December 31 is summarized as follows:

	2014	2013
Land	$ 560,041	$ 560,041
Buildings and improvements	3,872,844	3,870,524
Furniture and equipment	3,076,828	2,817,587
Asset under capital lease	300,000	300,000
Total cost	7,809,713	7,548,152
Less accumulated depreciation	4,734,878	4,405,323
Net	$ 3,074,835	$ 3,142,829

The Company leases a branch facility under the terms of a lease agreement that has been accounted for as a capital lease. The lease expires in 2025 but there are options for three additional five year extensions. The net book value of the asset under capital lease was $213,333 at December 31, 2014 and $233,333 at December 31, 2013.

Future minimum lease payments are as follows:

Year Ended December 31:	
2015	$ 30,380
2016	32,340
2017	32,340
2018	32,340
2020	32,340
Thereafter	199,459
Total minimum lease payments	359,199
Amount representing interest	104,726
Net present value of minimum lease payments	$ 254,473

Interest expense on the capital lease was $17,431 in 2014 and $18,205 in 2013.

6. Deposits

Deposit account balances at December 31 are summarized as follows:

	2014	2013
Noninterest-bearing	$ 34,882,141	$ 32,993,223
Interest-bearing demand	25,938,251	24,248,309
Money market	18,598,026	16,452,596
Savings	94,003,778	97,540,493
Time	79,380,169	77,129,898
Total	$ 252,802,365	$ 248,364,519

Time deposits in denominations of $100,000 and over were $36,638,859 and $34,969,177 at December 31, 2014 and 2013, respectively.

At December 31, 2014, scheduled maturities of time deposits are as follows (in thousands):

2015	$ 49,720
2016	11,386
2017	5,538
2018	5,458
2019	7,278
Total	$ 79,380

7. Borrowed Funds

The Company has a $1,500,000 unsecured line of credit agreement with the Atlantic Community Bankers Bank at December 31, 2014. This agreement was amended in 2014 to increase the amount available from $500,000 to $1,500,000. Borrowings bear interest at the prime rate plus .50%, with a floor of 4.50%. The line expires July 2015. There were borrowings of $372,000 at December 31, 2014. There were no borrowings on this line of credit at December 31, 2013.

The Company may borrow funds from the FHLB up to the amount of eligible collateral (loans and securities) it places with the FHLB. At December 31, 2014, the Company had $27,482,334 available to borrow. This amount was reduced by a $10,750,000 municipal letter of credit which expires August 2015 leaving an amount available for borrowing of $16,732,334.

8. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2014	2013
Current	$ 269,271	$ 488,096
Deferred	180,383	(58,768)
Total	$ 449,654	$ 429,328

The reconciliation between the expected statutory income tax provision and the actual provision for income tax is as follows:

	2014		2013	
	Amount	Percent	Amount	Percent
Expected provision at statutory rate	$ 783,581	34.0 %	$ 733,436	34.0 %
Tax-exempt income	(372,301)	(16.2)	(405,570)	(18.8)
State income taxes and other, net	38,374	1.7	101,462	4.7
Actual provision and rate	$ 449,654	19.5 %	$ 429,328	19.9 %

The following temporary differences gave rise to the net deferred tax liability at December 31:

	2014	2013
Deferred compensation	$ 972,259	$ 1,027,933
AMT credit carryforward	344,895	361,307
Allowance for loan losses	209,868	214,394
Depreciation	52,801	52,578
Unrealized losses on available-for-sale securities	-	530,967
Other	77,258	88,476
Total deferred tax assets	1,657,081	2,275,655
Unrealized gains on available-for-sale securities	(418,850)	-
Deferred loan costs	(517,423)	(424,647)
Total deferred tax liabilities	(936,273)	(424,647)
Net deferred tax asset	$ 720,808	$ 1,851,008

The net deferred tax assets is included in other assets in 2014 and 2013.

The Company's tax years that remain subject to examination by federal and state taxing authorities include 2011 through 2014.

The Company had no unrecognized tax benefits at December 31, 2014 and 2013. There were no interest and penalties recognized in the consolidated balance sheet and statement of income in 2014 and 2013.

9. Pension and Postretirement Benefits

The Company sponsors two defined contribution plans, a 401(k) plan and a non-leveraged employee stock ownership plan ("ESOP") covering substantially all eligible Company employees. Eligible employees may defer and contribute a percentage of their annual earnings to the plans. In the 401(k) plan, the Company contributes 100% of the first 5% of compensation deferred. In the ESOP, the Company contributes 100% of the first 5% of compensation deferred. Pension expense for these plans was $176,579 in 2014 and $187,654 in 2013. The ESOP held 134,963 and 141,559 of the Company's stock at December 31, 2014 and 2013, with a fair value of $2,699,265 and $3,043,519, respectively. The ESOP shares are eligible to receive dividends and are considered outstanding shares for purposes of computing net income per share.

The Company also has individual deferred compensation arrangements with certain key executives and directors which provide supplemental retirement benefits. The total of these obligations was $2,776,113 and $2,917,650 at December 31, 2014 and 2013, respectively. Expense related to these arrangements was $62,863 in 2014 and $700,013 in 2013.

10. Related Party Transactions

In the ordinary course of business, the Company has granted loans to principal officers, directors, significant shareholders (greater than 10%) and their affiliates. Such transactions were made on substantially the same terms and at those rates prevailing at the same time for comparable transactions with other customers. The following table summarizes the activity in these loans:

	2014	2013
Balance, beginning	$ 1,959,506	$ 2,027,752
New loans	1,211,759	2,522,370
Repayments	(1,720,418)	(2,590,616)
Balance, ending	$ 1,450,847	$ 1,959,506

The Bank held deposits of $407,945 and $464,392 for related parties at December 31, 2014 and 2013, respectively.

A director of the Company provides professional legal services to the Company. Fees for these services were $45,300 in 2014 and $55,000 in 2013.

11. Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheet. The Company's exposure to credit loss is represented by the contractual amounts of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. These lines of credit may or may not be collateralized and usually contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers.

To reduce credit risk related to the use of credit-related financial instruments, the Company might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Company's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate. The Company has not incurred any losses on its commitments in either 2014 or 2013.

Financial instruments whose contract amount represents credit risk were as follows:

	2014	2013
Commitments to extend credit (including lines of credit)	$ 16,137,253	$ 14,895,651
Standby letters of credit	280,794	293,619

12. Fair Value Disclosures

Fair value is defined as an exit price representing the amount that would be received to sell an asset or settle a liability in an orderly transaction between market participants. A three-level hierarchy exists for fair value measurements based upon the inputs to the valuation of an asset or liability.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities;

Level 2 - Valuation is determined from quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument;

Level 3 - Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Company's own estimates about the assumptions that a market participant would use to value the asset or liability.

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2014			
	Level 1	**Level 2**	**Level 3**	**Total**
Available-for-sale:				
U.S. government agencies	$ -	$ 34,763,344	$ -	$ 34,763,344
U.S. government sponsored enterprises - ("GSE") - mortgage - backed securities - residential	-	63,546,860	-	63,546,860
Corporate debt securities	-	1,550,945	-	1,550,945
Local government obligations	-	26,337,173	-	26,337,173
Total	$ -	$ 126,198,322	$ -	$ 126,198,322

	December 31, 2013			
Available-for-sale:				
U.S. government agencies	$ -	$ 41,522,588	$ -	$ 41,522,588
U.S. government sponsored enterprises - ("GSE") - mortgage - backed securities - residential	-	63,031,198	-	63,031,198
Corporate debt securities	-	1,636,365	-	1,636,365
Local government obligations	-	27,704,919	-	27,704,919
Total	$ -	$ 133,895,070	$ -	$ 133,895,070

A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

All debt securities are measured at fair value using quoted prices from an independent third party that provide valuation services, such as matrix pricing, for similar assets, with similar terms in actively traded markets.

The following table sets forth the Company's financial assets and liabilities subject to fair value adjustments on a nonrecurring basis by level within the fair value hierarchy:

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Impaired loans, net	$ -	$ -	$ 367,189	$ 367,189
	December 31, 2013			
Impaired loans, net	$ -	$ -	$ 659,600	$ 659,600

Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Such collateral is primarily real estate whose value is based on appraisals performed by certified appraisers. These values are generally adjusted based on management's knowledge of changes in market conditions or other factors. Since the adjustments may be significant, are based on management's estimates and are generally unobservable, they have been classified as Level 3.

The appraisals may be adjusted by management for qualitative reasons and estimated liquidation expenses. Management's assumptions may include consideration of location and occupancy of the property and current economic conditions. At December 31, 2014 and 2013, to account for these factors, negative adjustments to the appraisal value between 6-26% were made.

In addition to the disclosures of financial instruments recorded at fair value, generally accepted accounting principles require the disclosure of the estimated fair value of all the Company's financial instruments. The majority of the Company's assets and liabilities are considered financial instruments. However, many of these instruments lack an available market. In addition, the Company's general practice and intent is to hold its financial instruments to maturity. The Company has considered the fair value measurement criteria as required under the accounting standard relating to fair value measurement as noted above. Fair value estimates have been determined based on the methodologies management considers most appropriate for each financial instrument.

	2014				
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and due from banks	$ 4,660,891	$ 4,660,891	$ 4,660,891	$ -	$ -
Interest-bearing deposits with banks	32,445,000	32,445,000	-	32,445,000	-
Available-for-sale securities	126,198,322	126,198,322	-	126,198,322	-
Held-to-maturity securities	7,754,529	7,940,481	-	7,940,481	-
Restricted equity securities	371,700	371,700	-	371,700	-
Loans receivable, net	97,625,806	101,245,000	-	-	101,245,000
Accrued interest receivable	1,209,866	1,209,866	-	1,209,866	-
Financial liabilities:					
Deposits	252,802,365	252,956,196	-	252,956,196	-
Short-term borrowings	372,000	372,000	-	372,000	-
Accrued interest payable	39,802	39,802	-	39,802	-
Off-balance sheet financial instruments:					
Commitments to extend credit	-	-	-	-	-
Standby letters of credit	-	-	-	-	-

	2013				
Financial assets:					
Cash and due from banks	$ 10,931,508	$ 10,931,508	$ 10,931,508	$ -	$ -
Interest-bearing deposits with banks	18,258,000	18,258,000	-	18,258,000	-
Available-for-sale securities	133,895,070	133,895,070	-	133,895,070	-
Held-to-maturity securities	5,521,877	5,621,495	-	5,621,495	-
Restricted equity securities	399,200	399,200	-	399,200	-
Loans receivable, net	92,073,917	92,781,000	-	-	92,781,000
Accrued interest receivable	1,221,385	1,221,385	-	1,221,385	-
Financial liabilities:					
Deposits	248,364,519	248,638,621	-	248,638,621	-
Accrued interest payable	51,006	51,006	-	51,006	-
Off-balance sheet financial instruments:					
Commitments to extend credit	-	-	-	-	-
Standby letters of credit	-	-	-	-	-

The carrying value of short-term financial instruments, as listed below, approximates their fair value. These instruments generally have limited credit exposure, no stated or short-term maturities and carry interest rates that approximate market.

Assets	Liabilities
Cash and due from banks	Demand and savings deposits
Interest-bearing deposits with banks	Short-term borrowings
Accrued interest receivable	Accrued interest payable

The fair value methodology for available-for-sale securities was described previously. The fair value methodology for held-to-maturity securities is similar to the methodology for available-for-sale securities. The fair value of restricted equity securities is considered to approximate its carrying value as there is no market for these securities and the stock is redeemable at par value.

For short-term loans and variable rate loans which reprice within 90 days, the carrying value is considered to approximate fair value. For other types of loans, fair value was estimated by discounting cash flows using current interest rates for similar loans, adjusted to reflect credit risk.

The fair value of interest–bearing time deposits is estimated by discounting contractual cash flows using current rates for instruments with similar maturities.

The fair value of commitments to extend credit is estimated using the fees currently charged for similar agreements. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements plus the estimated cost to terminate or otherwise settle the obligations. The fair value of these instruments is considered immaterial.

13. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2014 and 2013, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2014, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2014:						
Total capital (to risk weighted assets)	$ 25,932,000	25.9%	$ 8,004,000	8.0%	$ 10,005,000	10.0%
Tier 1 capital (to risk weighted assets)	$ 25,148,000	25.1%	$ 4,008,000	4.0%	$ 6,011,000	6.0%
Tier 1 capital (to average assets)	$ 25,148,000	8.9%	$ 11,302,000	4.0%	$ 14,128,000	5.0%
As of December 31, 2013:						
Total capital (to risk weighted assets)	$ 24,212,000	25.4%	$ 7,635,000	8.0%	$ 9,544,000	10.0%
Tier 1 capital (to risk weighted assets)	$ 23,417,000	24.5%	$ 3,819,000	4.0%	$ 5,728,000	6.0%
Tier 1 capital (to average assets)	$ 23,417,000	8.5%	$ 10,994,000	4.0%	$ 13,742,000	5.0%

The Federal Reserve Bank has established capital guidelines for bank holding companies. These guidelines allow holding companies with less than $500 million in assets an exemption from regulatory capital requirements. The Bank Corp. meets the eligibility criteria and is exempt from regulatory capital requirements.

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Bank Corp. without regulatory approval. Generally, the dividend limit is equal to the current and preceding two years net income less dividends paid during the same period. However, dividend payments would be prohibited if the effect would cause the Bank's capital to be reduced below minimum capital requirements as discussed above. The Bank's retained earnings available for dividends was approximately $2,618,000 at December 31, 2014 and $2,546,000 at December 31, 2013.

14. Dividend Reinvestment and Optional Cash Purchase Plan

In 2003, the Company established a Dividend Reinvestment and Optional Cash Purchase Plan (the "Plan") for its shareholders. The Plan is designed to provide the Company's stock at no transactional cost to its shareholders. Cash dividends paid to shareholders who are enrolled in the Plan plus voluntary cash deposits received are used to purchase shares either directly from the Company, from shares that become available in the open market or from the Company's previously acquired treasury stock. The Company has reserved 393,750 shares of its un-issued common stock for issuance under the Plan. Once these shares are issued, the Plan will terminate but there is no set termination date. The maximum amount of common stock that may be issued in any twelve month period is limited in that the aggregate consideration received from the sale of shares may not exceed $5,000,000. The Company issued 16,456 shares of common stock in 2014 and 16,888 shares of common stock in 2013 directly from authorized but unissued shares of the Company plus the Company sold 5,436 shares of treasury stock in 2014 and 5,546 shares of treasury stock in 2013 for a total of 21,892 and 22,432 shares in 2014 and 2013, respectively. As of December 31, 2014, there were 237,673 shares available for future issuance.

You should rely only on the information contained in this offering circular. Delhi Bank Corp. has not authorized anyone to provide you with different information. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this offering circular in any jurisdiction in which, or to any person to whom, such offer or solicitation is not authorized or in which the person making the solicitation is not qualified to do so. Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Delhi Bank Corp. since any of the dates as of which information is furnished in this offering circular or since the date of this offering circular.

DELHI BANK CORP.

DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN

162,000 Shares of Common Stock

OFFERING CIRCULAR

March 19, 2015

PART III

EXHIBITS

Exhibit No.	Description
2.1	Charter of Delhi Bank Corp.[1]
2.2	Bylaws of Delhi Bank Corp.[1]
4.1	Authorization Form[1]
6.1	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Robert W. Armstrong dated as of March 16, 2005[2]
6.2	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Peter V. Gioffe dated as of December 29, 2009[2]
6.3	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Suzanne L. MacDonald dated as of December 29, 2009[2]
10.1	Consent of ParenteBeard LLC
10.2	Consent of Kilpatrick Townsend & Stockton LLP
11.1	Opinion of Kilpatrick Townsend & Stockton LLP[3]

---

(1) Incorporated herein by reference to the Company's Pre-Qualification Form 1-A Amendment No. 1, filed with the Securities and Exchange Commission on May 15, 2001.

(2) Incorporated herein by reference to the Company's Post-Qualification Form 1-A Amendment No. 11, filed with the Securities and Exchange Commission on March 16, 2012.

(3) Incorporated herein by reference to the Company's Pre-Qualification Form 1-A Amendment No. 3, filed with the Securities and Exchange Commission on June 27, 2001.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Delhi, State of New York, on March 19, 2015.

DELHI BANK CORP.



By: _________________________________
Robert W. Armstrong
Director, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Robert W. Armstrong	Director, President and Chief Executive Officer	March 19, 2015



Peter V. Gioffe	Director, Vice President and Controller	March 19, 2015



Andrew F. Davis III	Chairman of the Board	March 19, 2015



Michael E. Finberg	Director	March 19, 2015



Bruce J. McKeegan	Director	March 19, 2015



Ann S. Morris	Director	March 19, 2015



Paul J. Roach	Director	March 19, 2015

Exhibit 10.1

Consent of ParenteBeard LLC



formerly
PARENTEBEARD

Baker Tilly Virchow Krause, LLP
46 Public Sq, Ste 400
Wilkes-Barre, PA 18701-2609
tel 570 820 0100
tel 800 267 9405
fax 888 264 9617
bakertilly.com

Consent

We hereby consent to the inclusion of our report dated March 19, 2015 relating to the consolidated financial statements of Delhi Bank Corp. and Subsidiary as of December 31, 2014 and 2013 and for the years then ended, included in Amendment No. 14 to the Offering Statement on Form 1-A dated March 19, 2015 filed with the Securities and Exchange Commission.

Baker Tilly Virchow Krause, LLP

Wilkes-Barre, Pennsylvania
March 19, 2015

Exhibit 10.2

Consent of Kilpatrick Townsend & Stockton LLP

KILPATRICK TOWNSEND
ATTORNEYS AT LAW

KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

CONSENT

We hereby consent to the references to this firm and our opinion in, and the inclusion of our opinion as an exhibit to the Offering Statement on Form 1-A filed by Delhi Bank Corp. (the "Company"), and all amendments thereto, relating to the Dividend Reinvestment and Optional Cash Purchase Plan through which the Company is offering its common stock.

KILPATRICK TOWNSEND & STOCKTON LLP

By: ____________________
Christina M. Gattuso

Dated this 19th day of March 2015